     As filed with the Securities and Exchange Commission on March 27, 2001

                                      Registration Statement No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                --------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                         CHART HOUSE ENTERPRISES, INC.
               (Exact Name of Registrant as Specified in Charter)

                Delaware                               33-0147725
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)                Identification No.)
                                --------------
           640 North LaSalle                       Thomas J. Walters
               Suite 295                        Chief Executive Officer
        Chicago, Illinois 60610                    640 North LaSalle
             (312) 266-1100                            Suite 295
   (Address, Including Zip Code, and            Chicago, Illinois 60610
           Telephone Number,                         (312) 266-1100
  Including Area Code, of Registrant's  (Name, Address, Including Zip Code, and
      Principal Executive Offices)                 Telephone Number,
                                           Including Area Code, of Agent For
                                                        Service)

                                --------------

                                    Copy to:
                                Robert F. Weber
                                 Seyfarth Shaw
                                 55 East Monroe
                            Chicago, Illinois 60603
                                 (312) 346-8000

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

                                --------------

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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 Title of each class of                Proposed maximum Proposed maximum
    securities to be     Amount to be   offering price     aggregate        Amount of
       registered        registered(1)    per share      offering price  registration fee
-----------------------------------------------------------------------------------------
Rights to Purchase
 Series A
 Preferred Stock (2)...       (3)             $0          $0                  $0
Series A Preferred
 Stock.................       (3)            (3)          $11,390,813         $2,848
Common Stock...........       (4)            (4)              (4)              (4)
-----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes        shares of Series A Preferred Stock and         shares of
    Common Stock estimated to be issuable pursuant to the payment-in-kind dividend provisions of the Series A Preferred Stock. In addition to such estimated number of shares, in accordance with Rule 416, there are hereby being registered an indeterminate number of additional shares of Series A Preferred Stock and Common Stock which may be issued pursuant to the terms of the Series A Preferred Stock being registered hereunder, including, without limitation, the antidilution and payment-in-kind dividend provisions thereof.
(2) Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Series A Preferred Stock underlying the rights.
(3) The actual number of rights and shares to be registered and the proposed offering price per share are omitted pursuant to Rule 457(o) as they cannot be determined at this time.
(4) No separate consideration will be received by Chart House upon conversion of the Series A Preferred Stock and, accordingly, no additional registration fee is payable pursuant to Rule 457(i).

                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell these securities until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell securities and it is not soliciting an + +offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS

        , 2001

                Subject to Completion, dated             , 2001

                         CHART HOUSE ENTERPRISES, INC.

                                 Subscription Rights

                          Shares of Series A Preferred Stock

                                Shares of Common Stock

                                  -----------

  We are distributing transferable rights to purchase Series A convertible redeemable preferred shares to persons who owned shares of our common stock as
of the close of business on the record date,            , 2001. We will issue
up to           Series A preferred shares in this offering. You will have the right to subscribe for one Series A preferred share, at a subscription price of
$     , for each             shares of common stock you owned on           ,
2001. You will not receive any fractional rights. If you exercise all of your rights, you may also have the opportunity to purchase additional Series A preferred shares at the same purchase price.

  Our Series A preferred shares will be convertible into our common stock. You will be able to exercise your rights to purchase the Series A preferred shares only during a limited period. If you do not exercise your rights before 5:00
p.m., Eastern Time, on           , 2001, the rights will expire. We may decide
to extend the rights offering, in our discretion, for up to 10 days.

  Our common stock is listed on the New York Stock Exchange under the symbol
"CHT." On           , 2001, the closing price of the common stock as reported
by the NYSE was $             .

  This investment involves risk. See "Risk Factors" beginning on Page       .

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains all reports, proxy and information statements, and other information filed by us and other electronic filers. You may also inspect the reports, proxy and information statements, and other information filed by us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

  This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to us and the securities offered in this prospectus. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

   You may rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.

   You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION........................................   i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  ii

SUMMARY....................................................................   1

RISK FACTORS...............................................................   7

A WARNING ABOUT FORWARD-LOOKING STATEMENTS.................................  14

USE OF PROCEEDS............................................................  14

PRICE RANGE OF COMMON STOCK................................................  14

DETERMINATION OF SUBSCRIPTION PRICE........................................  15

CAPITALIZATION.............................................................  16

SELECTED CONSOLIDATED FINANCIAL DATA.......................................  17

RECENT DEVELOPMENTS........................................................  18

THE RIGHTS OFFERING........................................................  20

RELATED PARTY TRANSACTIONS.................................................  26

DESCRIPTION OF CAPITAL STOCK...............................................  29

PLAN OF DISTRIBUTION.......................................................  33

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....................  33

EXPERTS....................................................................  36

LEGAL MATTERS..............................................................  36

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information about us by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, filed with the SEC under the Exchange Act of 1934: (1) Annual Report on Form 10-K for the fiscal year ended December 25, 2000; and (2) Current Report on Form 8-K, filed on February 23, 2001.

   A copy of the Company's Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended December 25, 2000 and the Form 8-K filed on February 23, 2001 referenced above are included with this prospectus. If you need another copy of any of these documents, you may request one at no cost, by writing or telephoning us at the following address:

                              Corporate Secretary
                               640 North LaSalle
                                   Suite 295
                            Chicago, Illinois 60610
                                 (312) 266-1100

                                    SUMMARY

   This prospectus assumes that               Series A preferred shares will be
issued in this offering; the exact number of shares issued may vary based on the rounding of fractional shares.

   The following summary highlights the material items relating to this offering. It does not contain all of the information that you should consider before deciding to exercise your rights and invest in the Series A preferred shares. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus. You are urged to read this prospectus and the accompanying documents in their entirety.

                         Chart House Enterprises, Inc.

Chart House

   We operate 46 restaurants, consisting of 40 Chart House restaurants, one Peohe's restaurant and five Angelo and Maxie's steakhouses. Chart House restaurants are full-service casual dinner houses with a fresh fish and seafood menu. A significant remodeling of the Chart House restaurants commenced in 1998 and by the end of 2000, we had renovated approximately 80% of the restaurants. The Peohe's restaurant in Coronado, California has more extensive and higher priced menu items with a greater variety of cooking techniques than the typical Chart House restaurant. In 1999, we acquired the Angelo and Maxie's steakhouse in New York, New York. Angelo and Maxie's offer diners steak and oversized portions at reasonable prices, in a sophisticated yet energetic setting. The Angelo and Maxie's concept was expanded in 2000 with the opening of four new restaurants, and two additional restaurants are expected to open in 2001.

                              The Rights Offering

Rights

Distribution of rights........  You will receive one subscription right for
                                each           shares of common stock you hold
                                as of the record date. If you have fewer than
                                         shares of common stock you will re-
                                ceive no rights. We will not issue fractional rights; the number of rights we offer to each stockholder will be rounded up or down to the nearest whole number.

                                Each right includes a basic subscription privi-lege and an oversubscription privilege. The distribution of the rights and the issuance of Series A preferred shares upon the exercise of the rights under the basic subscription privi-lege or under the oversubscription privilege are referred to as the "Rights Offering." See "The Rights Offering--The Rights," "--Basic Subscription Privilege" and "--Oversubscription Privilege."

Securities outstanding after
 Rights Offering..............
                                Following the sale of all of the Series A pre-ferred shares issued in the rights offering, and assuming that they were all converted into shares of common stock, there would then be ap-
                                proximately            shares of common stock
                                outstanding. This compares to 11,806,666 shares of common stock outstanding before the rights offering.

Record date...................           , 2001

Expiration time...............           , 2001, 5:00 p.m., Eastern Time, un-
                                less we extend the expiration time, but not be-
                                yond            , 2001, 5:00 p.m., Eastern
                                Time. No one may exercise rights after the ex-piration time.

Transferability of rights.....  The rights are transferable.

Listing.......................  We intend to apply to the New York Stock Ex-
                                change to list the Series A preferred shares and the rights.

Basic subscription privilege..  The basic subscription privilege entitles you to purchase one Series A preferred share for
                                every          shares of common stock you hold.

Oversubscription privilege....  If you elect to fully exercise the basic sub-
                                scription privilege you may also subscribe for any Series A preferred shares not purchased by other stockholders. Series A preferred shares available for purchase pursuant to the oversubscription privilege will be subject to proration if the oversubscribed shares exceed the number of Series A preferred shares avail-able. Proration will be in proportion to the number of Series A preferred shares a holder has subscribed for pursuant to the basic sub-scription privilege.

Subscription price............  $      per Series A preferred share. See "The
                                Rights Offering--Determination of Subscription
                                Price."

Standby agreement.............  EGI-Fund (01) Investors, L.L.C. (the "Standby
                                Purchaser"), an affiliate of both Samstock, L.L.C., our largest stockholder ("Samstock"), and Samuel Zell, the Chairman of our Board of Directors, has agreed to act as a standby pur-chaser to ensure the sale, at the subscription price, of all of the Series A preferred shares we are offering. See "Related Party Transac-tions--The Standby Purchase Agreement." As com-pensation for its standby commitment, we are paying to the Standby Purchaser a fee of $400,000. The authorized number of directors comprising Chart House's Board of Directors is currently eight. Prior to the closing of the Rights Offering, Chart House has agreed not to increase the number of directors beyond eight and the Standby Purchaser and its affiliates have the right to designate a total of four of the eight directors (including any director designation rights to which Samstock is already entitled). Upon the closing of the Rights Of-fering, the Standby Purchaser will have the right to designate the number of directors that, together with the number of director des-ignees to which Samstock is entitled, repre-sents at least the percentage of the entire Board of Directors equal to the percentage of Chart House's outstanding common stock, on a fully diluted and as-converted basis, held by the Standby Purchaser and its affiliates, pro-vided that there will be a sufficient number of independent directors to satisfy SEC, New York Stock Exchange, Internal Revenue Service and other applicable requirements.

                                Until the closing of this Rights Offering, we have agreed that, subject to satisfying the stockholder approval requirement under Section 312 of the New York Stock Exchange Listed Com-pany Manual, if applicable, or obtaining a waiver of such requirement from the New York Stock Exchange, if any stockholder would bene-ficially own 20% or more of our outstanding common stock and, upon the closing, the Series A preferred shares on an as converted basis, the Standby Purchaser and its affiliates will have the right to purchase from us, at a rea-sonable price and upon other reasonable terms of sale to then be agreed upon in good faith, a sufficient amount of our common stock or other securities so that, after taking such amount of common stock or other securities into account, upon the closing, the Standby Purchaser and its affiliates will beneficially own more than 50% of our outstanding voting equity securities on a fully diluted basis.

                                Until the closing of this Rights Offering, we also have agreed not to approve or consummate a "business combination" with any "interested stockholder" (as defined in our Certificate of Incorporation and Section 203 of the Delaware General Corporation Law) other than the Standby Purchaser and its affiliates, who becomes an interested stockholder after February 19, 2001 and before the closing of this Rights Offering, without the Standby Purchaser's prior written consent, provided, however, that this prohibi-tion will not apply in certain specified circum-stances subject to, among other things, our payment to the Standby Purchaser of a fee of $675,000. In addition, until the closing of this Rights Offering, we have agreed not to en-ter into a refinancing or recapitalization transaction in which the Standby Purchaser and its affiliates are not the source of funds, provided that this prohibition is subject to exceptions in certain circumstances and pro-vided that we pay to the Standby Purchaser a fee of $810,000.

Procedure for exercising        To exercise your rights, you should complete
 rights.......................  the subscription certificate and forward it, along with payment of the subscription price for the number of Series A preferred shares you wish to purchase, to the subscription agent for receipt on or prior to the expiration time. If you plan to mail the subscription certificate, we recommend that you use insured, registered mail. See "The Rights Offering--Exercise of
                                Rights."

No revocation.................  You may not revoke your subscription after the subscription agent receives your subscription certificate. See "The Rights Offering--No Revo-cation."

Our withdrawal right..........  We reserve the right to withdraw the offering at any time prior to delivery of the Series A preferred shares. Unless all of the Series A preferred shares are sold in this offering and the conditions to this offering are satisfied at or prior to the expiration time, the offer-ing will be withdrawn. We will have no obliga-tion to you in the event of such withdrawal other than to return to subscribers any payment received in respect of the subscription price, without interest. See "The Rights Offering--Our Withdrawal Right."

Persons holding shares, or
 wishing to exercise rights
 through others...............
                                If you hold shares of common stock through a broker, dealer, commercial bank, trust company or other nominee and would prefer to have that institution act on your behalf with respect to the rights, you should contact the institution and inform them of your wishes. See "The Rights Offering--Exercise of Rights."

Subscription agent............  EquiServe Trust Company, N.A. ("EquiServe").
                                See "The Rights Offering--Subscription Agent."

Terms of the Series A Preferred Stock

Conversion by holder..........  Each whole Series A preferred share may be con-
                                verted into common stock at the option of the holder at any time. The rate of conversion is
                                determined by dividing the sum of $     , plus
                                accrued but unpaid dividends, by the Series A conversion price. See "--Dividends" below. The Series A conversion price shall initially be
                                fixed at $       , but is subject to adjustment
                                in the event of a share split or combination, reclassification, recapitalizations or similar events or an issuance of common stock or equiv-alents below the conversion price then in ef-fect or the then current market price.

                                Holders of a majority of the outstanding Series A preferred shares will have the right to re-quire Chart House to convert all outstanding Series A preferred shares at any time following the closing of this offering. The Standby Pur-chaser may have the ability to require such conversion if it is required to make substan-tial purchases of Series A preferred shares pursuant to its standby obligations.

Conversion by Chart House.....  If at any time beginning three years following the closing of this offering the closing price
                                of the common stock exceeds $       , plus ac-
                                crued but unpaid current dividends, for thirty consecutive days on which at least 50,000 shares of common stock are traded each day and the average daily trading volume is 100,000 shares, then we will have the right, for a pe-riod of 90 days thereafter, to require the con-version of all outstanding Series A preferred shares at the conversion price.

Dividends.....................  As a holder of the Series A preferred shares you will be entitled to receive dividends at
                                the rate of $         per share per annum (sub-
                                ject to adjustments), which will be payable in cash to the extent Chart House is not re-stricted from making the cash payment by appli-cable law or agreements with its lenders, and the balance, if any, will be payable in addi-tional Series A preferred shares priced at the conversion price then in effect. All such amounts will be payable semi-annually in ar-rears. Dividends will accrue from and including the issue date and will be cumulative from the date of issue. The Series A preferred shares also will be entitled to receive cash dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock.

Liquidation or Company Sale ..  If Chart House liquidates, dissolves or is wound up, consolidates or merges into or with any other entity or sells substantially all of its assets, or if a majority of Chart House's outstanding capital stock is sold in a transac-tion and, in the case of any such consolida-tion, merger or sale of assets, the stockhold-ers immediately prior to such transaction own less than 50% of the voting securities of the surviving entity (in the case of a consolida-tion or merger) or the entity owning such as-sets (in the case of a sale of assets), then the holders of Series A preferred shares will be entitled to receive, in the aggregate, the
                                greater of (a) $    , plus all accrued but un-
                                paid dividends to such date, plus, if after such payments are made, there are any remaining assets and funds, they will be distributed to holders of the Series A Preferred and our other equity securities, ratably, on an as-converted basis; provided that the distributions to hold-ers of the Series A Preferred will not exceed $4,000,000 in the aggregate, subject to reduc-tion in certain circumstances; or (b) the amount determined by dividing (i) the total amount available for distribution, by (ii) the total number of outstanding shares of common stock, determined on an as-converted basis.

Voting........................  Holders of the Series A preferred shares will vote together with the holders of the common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of common stock issuable upon conversion of Series A preferred shares held of record by such holders. In addition, we may not, without the affirmative vote of the holders of at least two-thirds of the outstand-ing Series A preferred shares, amend any provi-sion of our certificate of incorporation so as to affect adversely the preferences, special rights or privileges or voting powers of the Series A Preferred Shares.

Redemption by Chart House.....  If at any time following the one year anniver-
                                sary of the closing of this Rights Offering,
                                (i) we consummate an offering of equity securi-ties which results in gross proceeds to us of an amount sufficient to pay-off in full our ob-ligations under the Subordinated Loans and to pay the aggregate redemption price for the re-demption described below, and (ii) the average of the high and low sales prices of our common stock on the date of the closing of the offer-ing is not less than the conversion price then in effect, then we may elect to redeem all of the then outstanding Series A preferred shares
                                at a redemption price equal to $      multi-
                                plied by the applicable multiple set forth be-low, plus accrued and unpaid dividends:

                    Redemption Date on or before:                       Multiple
                    -----------------------------                       --------
                      July 1, 2003.....................................  1.50x
                      July 1, 2004.....................................  1.85x
                      July 1, 2005.....................................  2.25x
                      July 1, 2006.....................................  2.75x
                      July 1, 2007.....................................  3.40x

Other Matters

Use of proceeds...............  If all Series A preferred shares are sold in the Rights Offering, the gross proceeds will be
                                $         . We will use the gross proceeds to
                                repay a portion of the amounts outstanding un-der the Subordinated Loans, to pay certain other amounts owed to the Standby Purchaser and its affiliates and certain amounts owed to con-tractors and other expenses related to new res-taurant openings and for certain other purpos-es. For more information see "Related Party Transactions" and "Use of Proceeds."

Risk factors..................  For a discussion of the risks involved in exer-
                                cising your rights and investing in the Series A preferred shares, see "Risk Factors."

   Chart House commenced operations in 1961 and was reincorporated as a Delaware corporation in 1985. Our corporate offices are located at 640 North LaSalle, Suite 295, Chicago, Illinois 60610; telephone (312) 266-1100.

                                  RISK FACTORS

   You should carefully consider the following risk factors and other information in this document before deciding to exercise your rights.

We are pursuing a growth strategy for our Angelo & Maxie's restaurants which may not be successful

   Since Mr. Zell and certain of his affiliates acquired a substantial interest in our Company in 1997 and our new management team was put into place, we have closed under-performing Chart House locations, including 11 locations in 2000. We also acquired the Angelo & Maxie's steakhouse concept and original restaurant location on Park Avenue in Manhattan in April 1999. As of February 28, 2001, the Company operated 40 Chart House seafood restaurants, one Peohe's restaurant and five Angelo & Maxie's ("A&M") steakhouse restaurants. The Company has recently pursued an aggressive expansion strategy for its A&M steakhouse concept, opening four new locations in 2000, with plans to open two additional A&M restaurants in 2001.

   As we continue to pursue our growth strategy for our A&M concept, our success will depend in large part upon our ability to timely open new A&M restaurants and to operate these restaurants on a profitable basis. We cannot assure you that we will be able to achieve our expansion goals or that our new A&M restaurants will be operated profitably. Further, we cannot assure you that any new restaurant we open will obtain similar operating results to those of our existing restaurants. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

  . the hiring, training and retention of qualified operating personnel, especially managers;

  . identification and availability of suitable restaurant sites;

  . negotiation of attractive lease terms, including significant tenant buildout allowances;

  . timely development of new restaurants, including the availability of construction materials and labor;

  . management of development, construction and pre-opening costs of new restaurants;

  . securing required governmental approvals and permits;

  . availability of adequate financing resources;

  . competition in our markets; and

  . general economic conditions.

   The openings of our four new A&M restaurants in 2000 were adversely affected by delays in development and construction of the restaurant sites which we were not able to control. These delays resulted in loss of projected revenue for the locations and adversely affected the Company's overall profitability. Delays in constructing and opening these new locations also resulted in increased pre-opening expenses, including, but not limited to, costs associated with extending employee salaries, benefits and housing until such time as the sites became ready for occupancy and employee training for the restaurants could begin. No assurances can be given that these conditions will not arise in connection with opening any new restaurant locations in the future.

   We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

   We anticipate that our new A&M restaurants will typically take several months to reach budgeted operating levels due to problems commonly associated with new restaurants, including inability to hire sufficient staff and other factors. Although we have attempted to mitigate these factors by careful attention to training and staffing needs, there can be no assurance that we will be successful in operating our new restaurants on a profitable basis. In addition, we entered several new markets in 2000, in which we have no prior operating experience. These new markets and any future new markets are likely to require us to expend significant funds on marketing campaigns. These markets may also have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new A&M restaurants to be less successful than restaurants in our existing markets. Further, since over 90% percent of the Company's A&M restaurants have been open for less than two years, the earnings achieved to date by such restaurants may not be indicative of future operating results. Accordingly, there can be no assurance that the new A&M restaurants will perform in accordance with management's expectations, or that the Company will not encounter unanticipated problems or liabilities in connection with the new restaurants.

We are subject to extensive government regulation

   We are subject to various federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of state or municipal authorities, which may include health, sanitation, safety and fire agencies and alcoholic beverage control. Difficulties or failures in obtaining and maintaining required licenses or approvals could delay or prevent the development of a new restaurant in a particular area or cause the shutdown of existing locations and imposition of substantial fines.

   We are also subject to federal and state environmental regulations. To date, these regulations have not had a material negative effect on our operations. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

   We are further subject to numerous federal and state labor and wage and hour laws and to the Fair Labor Standards Act which governs matters including minimum wages, overtime and other working conditions. We are also subject to other laws, such as the Americans with Disabilities Act and various family leave mandates. The Company does not expect any further significant increases in payroll expenses as a result of the recently-mandated increases in the minimum wage, but is uncertain of the effects of those increases on other expenses as vendors are impacted by higher minimum wage standards. Further, members of Congress and legislators in various cities and states are considering introduction of bills increasing the minimum wage, and any future increase in minimum wages would increase our costs of operations.

We are subject to natural disasters and other problems due to geographic concentration

   Of the Company's existing 40 Chart House restaurants, forty percent (40%) are concentrated in the state of California. As a result, we are highly sensitive to negative occurrences in that state which can adversely affect results of operations, including economic downturns and unfavorable trends in the labor market. In addition, adverse publicity relating to any of the Company's restaurants could have a more pronounced adverse effect on the Company's California locations and overall sales than might be the case if the Company's restaurants were not heavily concentrated in the state.

   Due to the coastal locations of many of the Company's Chart House restaurants, and the significant concentration of our locations in California, the Company is particularly susceptible to damage caused by hurricanes, natural disasters such as earthquakes or other severe weather conditions. While the Company maintains business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect the Company's geographical areas of operations, the Company would be able to maintain its current level of operations or profitability.

   The Company is also susceptible to blackouts and other problems which may be caused by the current energy shortage in California. Blackouts or other problems resulting from the energy shortage in California could have a negative impact on future probability.

We are dependent upon product supply and quality

   The success of our seafood and steakhouse concepts depends upon frequent deliveries of fresh products. The Company is routinely exposed to the risks that shortages or interruptions in supply can occur and adversely affect the availability, quality and cost of these critical food products. Regional weather conditions may also adversely affect product supply and quality. In the recent past, certain types of seafood and steak products have experienced fluctuations in supply availability. The Company has historically utilized several seafood and beef suppliers and has not experienced significant difficulty in obtaining adequate supplies of fresh seafood and meat products on a timely basis; however, the Company can make no assurances that in the future inadequate supplies of seafood or meat products might not have a materially adverse effect on the Company's operations and profitability.

We are subject to changes in food and other costs and availability of labor

   Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies through contracts or commodity pricing formulas. We believe we will be able to continue our current arrangement with our master distributor, Sysco, or another distributor if necessary, however, any increase in distribution prices could cause our food and supply costs to increase. In addition, various factors beyond our control, including adverse weather conditions and governmental regulations, could cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results and cash flows.

   The Company continues to be challenged with increased labor costs associated with a tight labor market and mandatory wage increases across the country. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to operate existing Chart House and A&M locations and to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals can have a material adverse impact on current operations and may delay the planned openings of new A&M restaurants. Any significant increase in employee turnover rates in existing restaurants or difficulties attracting additional personnel for new locations could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs. Finally, "living wage" initiatives in California, where a substantial percentage of Chart House restaurants are located, continue to threaten the Company's profitability margins.

   The Company also continues to manage claims and activities of the Hotel and Restaurant Employees Local 100 Union of New York, New York in our A&M Park Avenue location which seeks to unionize our kitchen employees there. While the Company's efforts have been successful to date, no assurance can be made that unionization will not occur at the Park Avenue location or at other A&M locations, including the nearby West 52nd Street location. We also do not know what adverse impact, if any, such organizing activities could have upon overall restaurant operations and profitability.

   The Company's profitability is also adversely impacted by other cost increases, over which the Company has limited or no control such as extremely high utility costs in California. In the past, management has attempted to anticipate and mitigate any adverse effect on the Company's profitability from increasing costs through, among other things, its purchasing practices and menu price adjustments, however, there can be no assurance that it will be able to do so in the future.

We are subject to changing consumer preferences and discretionary spending

   Our Chart House and Angelo & Maxie's restaurants feature a seafood-driven menu and steak-driven menu, respectively, in upscale casual dining environments. Our continued success with both concepts depends, in part, upon the popularity of these foods and style of dining. Shifts in consumer preferences away from these cuisines or dining style could materially adversely affect our future profitability. Also, our success depends to a significant degree upon numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Negative changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows.

The restaurant industry is highly competitive

   Aside from being affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends, the restaurant industry is intensely competitive based on the type, quality and price of food offered. Restaurant location, quality and speed of service, concept, advertising and the attractiveness of facilities are also important factors.

   The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations, and the type, number, and location of competing restaurants. The Company has many well established competitors with substantially greater financial resources, including existing competitors in regions into which the Company is planning to expand, as well as competitors planning to expand in the same regions. The Company faces competition from mid-priced, full-service, casual and up-scale dining restaurants offering seafood, steak and other types and varieties of cuisine. The Company's competitors include national, regional, and local chains as well as local owner-operated restaurants.

   The Company also competes with other restaurants and retail establishments for desirable restaurant sites. In addition, this is a time of low unemployment in the restaurant industry, and there is active competition for management and staff personnel. This competitive trend does not appear to be ending and any labor shortage may impact the ability of our restaurants to operate at maximum capacity.

We are subject to food safety, negative publicity and litigation exposure

   Like other restaurant chains, we can be materially adversely affected by negative publicity or litigation concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a number of restaurants. The current negative international publicity concerning "mad cow" disease has and continues to adversely impact the beef industry upon which we rely heavily and our own restaurant industry. Moreover, some types of seafood products have been subject to adverse publicity due to certain levels of contamination at their source. We are sometimes the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether the Company is liable. Further, employee claims against us based on, among other things, discrimination, sexual harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to such employee claims before, and a significant increase in the number of these claims or any increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows. We also are subject to state "dram shop" statutes. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Our business is seasonal and subject to fluctuating operating results

   Our business is subject to seasonal shifts. Historically, sales in most of our restaurants have been higher during the spring, summer and holiday season of each fiscal year. As a result, we expect our highest earnings to occur in these periods. In addition to seasonality, our operating results may fluctuate due to other factors, including the timing of new restaurant openings and related expenses, changing labor and operating costs, and increases or decreases in comparable restaurant sales. Accordingly, results for any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year and comparable unit sales for any particular future period may decrease. In the future, results of operations could fall below the expectations of securities analysts and investors and may result in the price of our common stock decreasing.

We may be unable to comply with the terms of our credit facility

   The Company's credit facility with Fleet National Bank, as agent for a group of lenders, requires compliance with several financial covenants, including specified limits for the Company's leverage ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum earnings before interest, taxes, depreciation and amortization (EBITDA), as well as other non-financial covenants. The nature of the restaurant industry creates uncertainty in the ability to maintain sales trends exhibited historically. Several factors can affect current sales trends negatively, thereby causing non-compliance with covenants under the Fleet credit agreement. Non-compliance could result in an event of default, which could, unless waived, result in an immediate acceleration of all amounts due, which would significantly and negatively impact our financial condition and operating results.

We are dependent upon our chief executive officer and other key employees

   The Company believes that the development of its business has been, and will continue to be, dependent on Thomas J. Walters, the Chief Executive Officer and President of the Company, and other key executive employees. The loss of Mr. Walters' services could have a material adverse effect upon the Company's business and development, and there can be no assurance that an adequate replacement could be found for Mr. Walters in the event of his unavailability. The Company's continued growth will further depend on its ability to attract and retain additional skilled senior management personnel, including, but not limited to, senior operations personnel.

Offering Risks

We may be unable to pay dividends (except payment-in-kind dividends) on the preferred shares

   The terms of the preferred shares provide for dividends to be paid semi-annually in cash, provided that to the extent we are restricted from paying such dividends in cash by applicable law or agreements with our lenders, such dividends shall be paid in additional preferred shares priced at the conversion price then in effect. The Company's agreements with its lenders currently prohibit cash dividends or similar distributions, so holders of preferred shares will be able to receive dividends thereon only in the form of additional preferred shares. No assurances may be given that the restrictions on dividends in the Company's agreements with its lenders will be removed or modified in the future or that the Company will have sufficient funds to pay dividends in cash.

Your exercise of rights may not be revoked; the Rights Offering may be canceled

   Once you have exercised your rights to subscribe for Series A preferred shares, your exercise may not be revoked. If the conditions to this Rights Offering are not satisfied or if we elect to withdraw the Rights Offering for any other reason, the Rights Offering will be canceled. In the event of cancellation, neither Chart House nor the subscription agent will have any obligation to you with respect to the rights except to return, without interest, any payment of the subscription price received by the subscription agent. See "The Rights Offering."

There may be no trading market for the rights and the Series A preferred shares

   Chart House intends to apply to the New York Stock Exchange to list the rights and the Series A preferred shares. We cannot assure you, however, that our application will be approved or that an active market in the rights or the Series A preferred shares will develop. Liquidity in respect of the Series A preferred shares may be further reduced if the Standby Purchaser purchases a substantial amount of the Series A preferred shares under its standby commitment. The market price for the Series A preferred shares may be subject to significant fluctuations, and may not be equal to the subscription price you paid for the shares upon exercise of your rights.

The listing of our common stock on the New York Stock Exchange is not assured

   On March 20, 2001, the New York Stock Exchange notified us of our non-compliance with certain of its continued listing standards, based upon our having a total market capitalization of less than $50 million and stockholders' equity of less than $50 million. If a NYSE listed company falls below both of these standards, it is subject to delisting in accordance with the rules of the NYSE. The notice from the NYSE stated that our market capitalization as of March 13, 2001 was $34.1 million and that our stockholder's equity as of December 25, 2000 was $46 million.

   Under the rules of the NYSE, we may, within 45 days of receipt of the notice of non-compliance, submit a plan advising the NYSE of the actions we intend to take to bring the Company into compliance with the continued listing standards of the NYSE within 18 months from the date of plan approval. While we intend to submit such a plan within the prescribed period, no assurances can be given that the NYSE will accept any plan we may submit, that we will be able to achieve the requirements of any such plan or that our common stock will continue to be listed on the NYSE.

If you do not exercise all of your rights, your ownership interest in Chart House will be diluted

   The Series A preferred shares will entitle the holders to acquire
approximately             shares of common stock, representing approximately
     % of the total outstanding shares of common stock of Chart House after giving effect to the conversion of the Series A preferred shares. One consequence of the offering is that holders of common stock who elect not to exercise their rights would experience dilution with respect to their ownership interest and voting rights in Chart House. In addition, because the subscription price is lower than the prevailing market price of our common stock, stockholders who elect not to exercise their rights would experience dilution with respect to their economic interest in Chart House.

The Standby Purchaser and its affiliates may increase their ownership in Chart House as a result of this offering

   The Standby Purchaser and its affiliates, as of March   , 2001, beneficially
owned in aggregate 4,554,998 shares of our common stock, representing approximately 38.6% of our outstanding common stock. Of this amount, 4,154,902 shares were owned by Samstock and its affiliates, Samstock/ZFT, L.L.C., SZRT, L.L.C. and Samstock/Alpha, L.L.C., and 400,096 shares were held by others, but were subject to voting and disposition restrictions in favor of Samstock. If the Standby Purchaser purchases the number of shares for which its affiliates are permitted, but fail to subscribe, and the Standby Purchaser is not required to purchase any additional Series A preferred shares, the Standby Purchaser and
its affiliates, including Samstock, would beneficially own               shares
of common stock, or   % of the total common stock outstanding, after giving
effect to the immediate conversion of the Series A preferred shares into common stock. If no other stockholders validly subscribe for and purchase Series A preferred shares pursuant to this rights offering, however, the Standby Purchaser would be required to purchase all of the shares offered. In that event, the Standby Purchaser and its affiliates, including Samstock, would
beneficially own               shares of common stock, or   % of the total
common stock outstanding, after giving effect to the immediate conversion of the Series A preferred shares into common stock.

   The holders of a majority of the outstanding Series A preferred shares offered pursuant to the Rights Offering will have the right to require us to convert all outstanding Series A Preferred shares at any time following the closing of the offering. If the Standby Purchaser acquires a majority of the Series A preferred shares, it would be able to require conversion of the entire Series in its discretion.

   In addition, Samstock and the Standby Purchaser have various rights to designate members to our Board of Directors. Prior to the closing of the Rights Offering, the Standby Purchaser and its affiliates have the right to designate a total of four of the eight directors (which number includes certain director designation rights to which Samstock is already contractually entitled). Upon the closing of the Rights Offering, the Standby Purchaser will have the right to designate that number of directors that, together with the number of director designees to which Samstock is already entitled, represents at least the percentage of the entire Board of Directors equal to the percentage of our outstanding common stock, on a fully diluted basis, held by the Standby Purchaser and its affiliates, provided that there will be a sufficient number of independent directors to satisfy rules and regulations of the SEC, the New York Stock Exchange and the IRS.

The standby commitment is conditional

   To guarantee that Chart House will receive gross proceeds of approximately
$          from the Rights Offering, the Standby Purchaser has agreed to act as a standby purchaser and purchase up to all of the shares of the Series A preferred shares offered hereby, less amounts subscribed for by other holders of rights. However, this commitment is subject to certain conditions to closing. We cannot assure you that all conditions will be satisfied so that the Standby Purchaser will complete the agreed-upon purchases. To the extent that these conditions are not satisfied or the Standby Purchaser fails to perform its obligations, we may not receive sufficient proceeds from the Rights Offering to repay the Subordinated Loans upon maturity, pay amounts owed to contractors or fund our capital needs. A default under the Subordinated Loans would also trigger a default under the Fleet credit facility. Any of these defaults or terminations could, unless waived, result in the immediate acceleration of all amounts due under these instruments, which would significantly and negatively impact our financial condition and operating results.

Our Board of Directors may issue additional shares of preferred stock without stockholder approval

   Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the Board of Directors. If all of the rights offered
hereunder are exercised, an aggregate of              shares of preferred stock
will be issued in this Rights Offering. In addition, we are likely to pay dividends on the Series A Preferred Shares in the form of additional Series A Preferred Shares for at least several years. The Board of Directors may also, without stockholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of Chart House. Although we do not have any current plans to issue any additional series or shares of preferred stock, except for the preferred stock to be issued in this Rights Offering and as payment of dividends on the Series A Preferred Shares, we may do so in the future.

The existence of shares available for sale in the future may have an adverse effect on our stock price

   Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time. This could also impair our ability to raise additional capital through the sale of equity securities. Following this Rights Offering, assuming that all of the rights offered hereby are fully exercised and that all Series A preferred shares are immediately
converted, we will have             of common stock outstanding. Of these
shares, approximately             shares will be held by the Standby Purchaser
(and associated entities or persons). We have registered for resale shares of common stock purchased by Samstock and its affiliates in March 1997
and an additional               shares of common stock held by others. We have
also agreed to register for resale (1) any Series A preferred shares held by the Standby Purchaser and its affiliates, including Samstock, and (2) any shares of common stock into which the Series A preferred shares held by the Standby Purchaser and its affiliates, including Samstock, are convertible.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements." Any statement in this prospectus, other than a statement of historical fact, is a forward-looking statement. You can generally identify forward-looking statements by looking for words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

   Although Chart House believes that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, disclosing important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning Chart House, you should refer back to these Risk Factors.

   The forward-looking statements in this prospectus are accurate only as of its date. If Chart House's expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

                                USE OF PROCEEDS

   If all Series A preferred shares offered by this prospectus are sold in the
Rights Offering, we will receive $             in gross proceeds
($               after deducting estimated offering expenses). Under the
Standby Purchase Agreement, we are required to use the gross proceeds of the Rights Offering to pay, prior to, and in preference of, any other payments, the aggregate amount in excess of $5 million owing under the Subordinated Loans, plus certain other amounts owing to Standby Purchaser or its affiliates in connection with this offering or otherwise, and certain construction costs and pre-opening expenses owed to unrelated parties. After these payments have been made, the balance of the Rights Offering gross proceeds, if any, will be used to pay the Company's fees and expenses associated with the Rights Offering, and the remaining balance, if any, will be held by the Company as working capital. The Subordinated Loans accrue interest at the applicable Eurodollar rate plus 16% and are payable upon the closing of the Rights Offering or March 31, 2005, whichever is earlier; provided, that up to $5 million in borrowings may remain outstanding following the Rights Offering. For a more detailed description of the Subordinated Loans, see "Recent Developments--The Subordinated Loans" and "Related Party Transactions."

                          PRICE RANGE OF COMMON STOCK

   The common stock is traded on the New York Stock Exchange under the trading symbol CHT.

   The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share for the common stock, as reported by the New York Stock Exchange and the distributions declared. Our fiscal year ends on or about December 31.

                                                      High    Low   Distribution
                                                     ------ ------- ------------
      Fiscal Year 1999
        First Quarter............................... $6.250 $4.00         --
        Second Quarter..............................  6.688  4.00         --
        Third Quarter...............................  7.438  5.313        --
        Fourth Quarter..............................  6.00   4.125        --
      Fiscal Year 2000
        First Quarter............................... $6.188 $4.0625       --
        Second Quarter..............................  6.063  5.125        --
        Third Quarter...............................  5.938  5.250        --
        Fourth Quarter..............................  5.875  4.188        --

   Our credit facility agented by Fleet National Bank described below under "Recent Developments" prohibits us from paying any cash dividends. Any future payment of dividends will also depend upon our earnings and financial requirements as well as general business conditions, among other things.

   The closing price of the common stock on the New York Stock Exchange on
             , 2001 was $           per share. On              , 2001, Chart
House had approximately            shares of common stock outstanding, owned by
approximately         holders of record.

                      DETERMINATION OF SUBSCRIPTION PRICE

   The subscription price of the rights was determined by our Board of Directors, and is not necessarily related to the assets, book value or net worth of Chart House or any other established criteria of value. In determining the subscription price, the Board of Directors considered the written opinion of Duff & Phelps LLC, financial advisor to the Special Committee of the Board of Directors, to the effect that the terms of the Rights Offering are fair to the existing public common stockholders of the Company, excluding the Company's officers and directors and Equity Group Investments, LLC, from a financial point of view. The Board of Directors also considered, among other things: (i) the historic and current market price of the common stock on the New York Stock
Exchange (approximately $         per share at            , 2001); (ii) Chart
House's earnings and prospects; (iii) Chart House's need for capital; and (iv) the lack of alternative sources of capital available to Chart House within a time frame reasonable to meet its financial needs.

                                 CAPITALIZATION

   The following table sets forth our total debt and capitalization as of December 25, 2000 (1) on an actual basis, and (2) on a pro forma basis to reflect our receipt of the estimated proceeds from this Rights Offering and the application of the proceeds of this Rights Offering as set forth above in Use of Proceeds.

   You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all financial statements and notes thereto included in our Annual Report to Stockholders for the year ended December 25, 2000 included with this prospectus.

Capitalization:

                                                       As of December 25, 2000
                                                       --------------------------
                                                        Actual      As Adjusted
                                                       ----------- --------------
Current Portion of Deferred Payments on Acquisition... $       750   $       750
Current Portion of Long-Term Obligations..............       4,210         4,210
Deferred Payments on Acquisition......................         250           250
Long-Term Debt........................................      20,600        20,600
Long-Term Debt to Related Parties.....................       2,000         5,000
Long-Term Obligations under Capital Leases............       3,058         3,058
                                                       -----------   -----------
Total Debt............................................ $    30,868   $    33,868
Stockholders' equity:
  Preferred Stock, $1.00 par value, authorized
   10,000,000 No shares outstanding...................           0         3,778
  Common Stock, $.01 par value, authorized 30,000,000
   shares; 11,795,529 outstanding.....................         118           118
Additional Paid-In Capital............................      61,276        65,821
Accumulated Deficit...................................     -15,433       -16,377
                                                       -----------   -----------
Total Stockholders' Equity............................ $    45,961   $    53,340
                                                       -----------   -----------
Total Capitalization.................................. $    76,829   $    87,208
                                                       ===========   ===========

--------
(1) The Series A Preferred Shares are convertible into common stock upon terms described under "Description of Capital Stock--Series A Preferred Shares." The financial impact, if any, of the conversion feature will be measured upon the closing of the Rights Offering and may result in adjustments to Additional Paid-In Capital and Accumulated Deficit. For purposes of the pro forma calculations of Additional Paid-In Capital and Accumulated Deficit, the price per share of the common stock is assumed to be $2.50, which was the per share closing price as of March 23, 2001, as reported by the New York Stock Exchange. If the price per share is assumed to be $2.26, then the Additional Paid-In Capital and Accumulated Deficit, as adjusted, would be $64,916 and -- $15,471, respectively. If the price per share is assumed to be $7.44, which was the highest closing price per share during the last two fiscal years, as reported by the New York Stock Exchange, then the Additional Paid-In Capital and Accumulated Deficit, as adjusted, would be $84,485 and -$35,040, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   Set forth below are (1) selected consolidated financial data of Chart House as of the dates and for the periods indicated, and (2) selected pro forma balance sheet information as of December 25, 2000, which gives effect to the completion of this Rights Offering. The financial information of Chart House as of the last day of fiscal years 1996, 1997, 1998, 1999 and 2000 and for each of the five years in the period ended December 25, 2000 has been derived from, and should be read in conjunction with, the audited financial statements and accompanying notes included in Chart House's Annual Reports on Form 10-K for the years ended on or about December 31, 1996, 1997, 1998, 1999 and 2000. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto contained in the Annual Reports.

Selected Consolidated Financial Data

                                      Year Ended December
                          -----------------------------------------------
                            2000      1999      1998     1997      1996
                          --------  --------  -------- --------  --------
Revenues................  $141,697  $140,937  $145,188 $151,202  $160,551
Impairment Write-downs
 and Restructuring
 Charges................     3,810     4,890       --    43,374     7,833
Total Operating
 Expenses...............   152,123   144,477   144,617  191,959   168,767
(Loss) Income Before
 Income Taxes...........   -10,426    -3,540       571  -40,757    -8,216
Net (Loss) Income.......   -10,426    -3,540       571  -31,118    -5,423
Net (Loss) Income Per
 Common Share--Basic and
 Diluted (1)............     -0.88      -0.3      0.05    -2.91     -0.66

                                                                            Pro Forma
                                      Year Ended December                  for Year End
                          -----------------------------------------------  ------------
                            2000      1999      1998     1997      1996        2000
                          --------  --------  -------- --------  --------  ------------
Balance Sheet Data (End
 of Period)
Total Assets............  $108,395  $100,456   $88,446  $88,245  $148,925    $111,702
Current Liabilities.....    36,526    21,754    20,222   23,474    23,541      29,454
Long-Term Indebtedness..    25,908    22,413     8,470    5,746    50,499      28,908
Stockholder's Equity....    45,961    56,289    59,754   59,005    71,308      53,340
Earnings to Fixed
 Charges:
 Ratio..................                          168%
 Deficiency.............   (10,625)   (3,540)      --   (40,681)   (8,292)    (11,239)
Number of Restaurants at
 Year End...............        46        51        58       60        63          46

--------
(1) Effective December 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). The adoption of the standard had no material impact for any of the years presented above. For all years presented, basic and diluted earnings per share are the same.

                              RECENT DEVELOPMENTS

The Subordinated Loans

   On February 20, 2001 the Company amended and restated several agreements with the Standby Purchaser and another affiliate of the Standby Purchaser, Samstock and Mr. Zell pursuant to which it secured short term and long term financing.

   The Company has issued subordinated notes (the "Notes") totaling $13 million. The Notes accrue interest at the applicable Eurodollar rate plus 16% and are payable upon closing of this Rights Offering or March 31, 2005, whichever is earlier; provided, however, that up to $5 million in borrowings may remain outstanding following the Rights Offering. The terms of the Notes require that the funds be used to pay construction and related costs and for other purposes approved by the Standby Purchaser. At March 23, 2001, the Company had been advanced $4,677,100 of the $13 million in availability under the Notes. A fee of 12% per annum is being charged on the unused portion of the availability under the Notes, which, for this purpose, includes the issued, but undrawn amount of the letter of credit referred to below. Interest is payable at maturity or when certain leverage ratios are attained. The Company believes these ratios will not be maintained and that interest will accrue for all of 2001. The Company is required by the terms of the Notes to conduct this Rights Offering. In conjunction with the Notes, the Standby Purchaser has caused a letter of credit in the amount of approximately $5.86 million to be issued to one of the Company's general contractors.

The Fleet Credit Facility

   Our credit facility agented by Fleet National Bank is comprised of a $12,750,000 term loan and a $17,500,000 revolving loan facility. We make quarterly principal payments on the term loan. The final principal payment is due on March 31, 2004.

   The facility is secured by liens on substantially all of our assets.

   The interest rates on the revolving and term loan facilities are, at our option, prime interest rate, plus a maximum of 2.25%, or LIBOR, plus a maximum of 4.00%, provided that a portion of the term loan in the aggregate amount of $5 million bears interest at LIBOR plus 14% until a certain financial ratio is attained. We are required to pay a facility fee of .50% per annum on the unused portion of the commitment. At December 25, 2000, the unused portion of the commitment was approximately $4.6 million.

   The Fleet credit agreement requires compliance with several financial covenants, including specified limits for our leverage ratio, debt service ratio, interest coverage ratio, capital expenditures, adjusted leverage ratio, minimum EBITDA, as well as other non-financial covenants.

   The Fleet facility expires on March 31, 2004 and we must repay all outstanding amounts by that time. The Fleet credit agreement contains customary events of default, as well as a change in control default triggered by a failure of Samstock, L.L.C. and its affiliates to own less than 25% of our outstanding common stock.

   The Fleet credit agreement was recently amended to permit the Company to incur the Subordinated Loans, increase the revolving line of credit to $17.5 million and to revise various financial covenants.

Amounts Owing to General Contractor

   As of           , we owed approximately $4,600,000 in principal to a general contractor that performed work in connection with the construction of four new A&M locations and remodeling of certain of our existing Chart House restaurants. Pursuant to a written agreement with this contractor, we agreed to repay the principal amount owed in accordance with a payment schedule, which allows us to make a final payment of principal, with no accrued interest due and owing, no later than June 30, 2001. If we do not make the final payment by June 30, 2001, we have the ability to pay the principal balance, plus accrued interest, no later than November 30, 2001. As security for our payment obligations, on February 20, 2001 we delivered a letter of credit in the face amount of approximately $5.86 million (subsequently reduced to approximately $4.6 million) in favor of the contractor.

New President and Chief Financial Officer

   On March 23, 2001, the Company announced the appointment of Kenneth R. Posner as President and Chief Financial Officer, effective April 2, 2001. Mr. Posner most recently served as Executive Vice President and Chief Financial Officer of Lodigan, Inc., an owner and operator of hotels. Mr. Posner was previously Senior Vice President of Finance and Treasurer of H Group Holding, Inc., the parent company for various businesses including Hyatt Hotels and Resorts.

                              THE RIGHTS OFFERING

The Rights

   We are distributing to the holders of our common stock, at no cost to the holders, transferable rights to purchase our Series A preferred shares. For a description of the Series A preferred shares, see "Description of Capital Stock--Preferred Stock." If you owned shares of our common stock as of the
close of business on           , 2001, the record date, we will give you the
right to subscribe for one Series A preferred share, at a subscription price of
$      per share (the "Subscription Price"), for each          whole shares of
common stock you owned. You will not receive any fractional rights or cash in lieu of fractional rights in connection with the Rights Offering, but instead we will round your number of rights up or down to the nearest whole number. The rights may be sold, assigned or otherwise transferred. See "--Transferability of Rights."

   If you wish to exercise your rights, you must do so before 5:00 p.m.,
Eastern Time, on           , 2001, unless Chart House, in its discretion,
extends the Rights Offering for up to 10 days. After that time, the rights will expire and will no longer be exercisable. See "--Expiration Time."

Basic Subscription Privilege

   Each right will entitle you to receive, upon payment of $      to Chart
House, one Series A preferred share. Chart House will send you certificates representing the shares that you purchase pursuant to your basic subscription
privilege as soon as practicable after            , 2001, whether you exercise
your rights immediately prior to that date or earlier. If you hold your common stock through Depository Trust Company, or arrange for delivery and payment through DTC, the appropriate account will be credited.

Oversubscription Privilege

   Each right also gives you an "oversubscription privilege" to purchase additional Series A preferred shares that are not purchased by other stockholders. You are entitled to exercise your oversubscription privilege only if you exercise your basic subscription privilege in full.

   If you wish to exercise your oversubscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. When you send in your subscription certificate, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your basic subscription privilege).

   If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all oversubscription privileges, you will be allocated shares pro rata (subject to elimination of fractional shares), in proportion to the number of shares you purchased through your basic subscription privilege.

   As soon as practicable after              , 2001, the subscription agent
will determine the number of Series A preferred shares that you may purchase pursuant to the oversubscription privilege. We will send you certificates
representing these shares as soon as practicable after              , 2001. If
you request and pay for more shares than are allocated to you, we will refund that overpayment, without interest.

   In connection with the exercise of the oversubscription privilege, banks, brokers and other nominee holders of rights who act on behalf of beneficial owners will be required to certify to the subscription agent and Chart House as to the aggregate number of rights that have been exercised and the number of Series A preferred shares that are being requested through the oversubscription privilege, by each beneficial owner on whose behalf such nominee holder is acting.

Standby Commitment

   Pursuant to a standby purchase agreement, approved by a Special Committee of our Board of Directors comprised of independent directors, the Standby Purchaser has agreed to act as a standby purchaser to ensure the sale, at the subscription price, of all of the Series A preferred shares we are offering hereby. As compensation for the Standby Purchaser standby purchase commitment, Chart House will pay to the Standby Purchaser a fee of $400,000 upon the closing of this Rights Offering. See "Related Party Transactions."

Subscription Price

   The subscription price for one Series A preferred share, which may be
purchased upon exercise of one right, is $     . Series A preferred shares
purchased through the oversubscription privilege or though the standby commitment will have the same subscription price as shares purchased under the basic subscription privilege.

Determination of Subscription Price

   The subscription price of the rights was determined by the Board of Directors, based on the recommendation of a Special Committee of our independent directors, and is not necessarily related to the assets, book value or net worth of Chart House or any other established criteria of value, and may not be indicative of the fair value of the securities offered. In determining the subscription price, the Board of Directors considered the written opinion of Duff & Phelps LLC, financial advisor to the Special Committee of the Board of Directors, to the effect that the terms of the Rights Offering are fair to the existing public common stockholders of the Company, excluding the Company's officers and directors and Equity Group Investments, LLC, from a financial point of view. The Board of Directors also considered, among other things: (i) the historic and current market price of the common stock on the New York Stock
Exchange (approximately $          per share at            , 2001); (ii) Chart
House's earnings and prospects; (iii) Chart House's need for capital; and (iv) the lack of alternative sources of capital available to Chart House within a time frame reasonable to meet its financial needs.


Expiration Time

   The rights will expire at 5:00 p.m., Eastern Time, on              , 2001,
unless Chart House, in its discretion, extends the Rights Offering for up to 10 days. If you do not exercise your basic subscription privilege and oversubscription privilege prior to that time, the rights will be null and void. Chart House will not be required to issue Series A preferred shares to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment, unless you send the documents in compliance with the guaranteed delivery procedures described below.

Our Withdrawal Right

   We reserve the right to withdraw the Rights Offering at any time before or at the time it is due to expire and for any reason (including, without limitation, a change in the market price of the common stock). We cannot assure you that the conditions to this offering will be satisfied or that we will not withdraw this offering for other reasons. If we withdraw the offering, the Subordinated Loans will be in default and an event of default under the Subordinated Loans will trigger an event of default under the Fleet credit facility. If Chart House withdraws the offering, all funds received from holders will be refunded promptly without interest or penalty.

Transferability of Rights

   You may transfer all of the rights, including over-subscription rights, evidenced by a single subscription certificate by signing the subscription certificate for transfer in accordance with the appropriate form printed on the subscription certificate.

   You may transfer a portion of the rights, including over-subscription rights, evidenced by a single subscription certificate by delivering to EquiServe the subscription certificate properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new subscription certificate to the transferee covering the transferred rights. In that event and by appropriate written instructions, you may elect to receive a new subscription certificate covering the rights you did not transfer.

   If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for:

    --the transfer instructions to be received and processed by EquiServe;

    --new subscription certificates to be issued and transmitted; and

    --the rights evidenced by the new subscription certificates to be exercised or sold by the intended recipients.

   It may require from two to ten business days, or more, to complete transfers of rights, depending upon how you deliver the subscription certificate and payment and the number of transactions you request. Neither the Company nor the subscription agent will be liable to you or any transferee of rights if subscription certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

   If you exercise or sell rights in part, a new subscription certificate for the remaining rights will be issued to you only if the subscription agent receives a properly endorsed subscription certificate from you no later than 5:00 p.m., Eastern Time, on the fifth business day prior to the expiration date. It will not issue new subscription certificates for partially exercised or sold subscription certificates submitted after that time and date. If you do submit a subscription certificate after that time and date, you will not be able to exercise the unexercised or unsold rights.

   Unless you make other arrangements with the subscription agent, a new subscription certificate issued after 5:00 p.m., Eastern Time, on the fifth business day before the expiration date will be held for pick-up by you at
                       .

   If you request a reissuance of a subscription certificate, the delivery of that document will be at your risk.

   You, and not the Company or the subscription agent, will be responsible for paying any commissions, fees and other expenses, including brokerage commissions and transfer taxes, that you may incur in the purchase, sale or exercise of rights.

Exercise of Rights

 Method of Exercise

   You may exercise your rights by delivering to the subscription agent,
EquiServe on or prior to               , 2001:

     (1) the properly completed and signed subscription certificate accompanying this prospectus;

     (2) any required signature guarantees; and

     (3) payment in full of the subscription price for each Series A preferred share to be purchased through the basic subscription privilege and the oversubscription privilege.

   You should deliver your subscription certificate and payment to the address set forth below under "--Subscription Agent."

 Method of Payment

   Payment for the shares must be made by check or bank draft (cashier's check) drawn upon a United States bank or a postal, telegraphic or express money order payable to "EquiServe," as subscription agent. The subscription price will be considered to have been received by the subscription agent only upon:

     (1) clearance of any uncertified check; or

     (2) receipt by the rights agent of any certified check or bank draft upon a United States bank or of any postal, telegraphic or express money order.

   Note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, Chart House urges you to make payment sufficiently
in advance of              , 2001 to ensure that the payment is received and
clears before that date. Chart House also urges you to consider payment by means of certified or cashier's check or money order.

 Guaranteed Delivery Procedures

   If you want to exercise your rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to 5:00
p.m., on              , 2001, you may exercise your rights if you satisfy the
following Guaranteed Delivery Procedures:

     (1) You send, and the subscription agent receives, payment in full for each Series A preferred share being purchased through the basic subscription right and the oversubscription privilege, on or prior to
               , 2001;

     (2) You send, and the subscription agent receives, or prior to , 2001, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state your name, the number of rights that you hold, the number of Series A preferred shares that you wish to purchase pursuant to the basic subscription right and the number of shares, if any, you wish to purchase pursuant to the oversubscription privilege. The Notice of Guaranteed Delivery must guarantee the delivery of your subscription certificate to the subscription agent within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and

     (3) You send, and the subscription agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three New York Stock Exchange trading days following the date of your Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the addresses set forth below, or may be transmitted to the subscription agent by facsimile transmission, to facsimile number 781-843-4826. You can obtain additional copies of the form of Notice of Guaranteed Delivery by requesting it from the subscription agent at the address set forth below under "--Subscription Agent."

 Signature Guarantee

   Signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

   Signatures on the subscription certificate do not need to be guaranteed if:

     (1) the subscription certificate provides that the Series A preferred shares to be purchased are to be delivered directly to the record owner of such rights; or

     (2) the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

 Shares Held for Others

   If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of such shares as soon as possible to obtain instructions with respect to the rights beneficially owned by them.

   If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask it to effect transactions in accordance with your instructions.

 Ambiguities in Exercise of the Rights

   If you do not specify the number of rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

   If your payment exceeds the total purchase price for all of the rights shown on your subscription certificate, your payment will be applied until depleted, to subscribe for Series A preferred shares in the following order:

     (1) to subscribe for the number of Series A preferred shares, if any, that you indicated on the subscription certificate(s) that you wished to purchase through your basic subscription privilege;

     (2) to subscribe for Series A preferred shares until your basic subscription privilege has been fully exercised;

     (3) to subscribe for additional Series A preferred shares pursuant to the oversubscription privilege (subject to any applicable proration).

   Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deductions.

Important

   Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates to Chart House.

   You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery. If you choose to deliver your subscription certificate and payment by mail, Chart House recommends that you use registered mail, properly insured, with return receipt requested. Chart House also recommends that you allow a sufficient number of days to ensure delivery to the subscription agent and
clearance of payment prior to              , 2001. Because uncertified personal
checks may take at least five business days to clear, the company strongly urges you to pay, or arrange for payment, by means of certified or cashier's check or money order.

Validity of Subscriptions

   All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by Chart House, which determination will be final and binding. Chart House, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Chart House determines in its sole discretion. Neither Chart House nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission or subscription certificates or incur any liability for failure to give such notification.

No Revocation

   You will have no right to revoke your basic subscription privilege or oversubscription privilege after you have delivered to the subscription agent a completed subscription certificate and payment. Accordingly, you should not exercise your rights unless you are certain that you wish to purchase Series A preferred shares.

Listing

   We intend to apply to list the Series A preferred shares and the rights offered hereby on the New York Stock Exchange. If either or both of these applications are not approved, we intend to make arrangements to have the affected securities traded in the over-the-counter market. No assurances can be given that the Series A preferred shares or the rights will be approved for listing on the New York Stock Exchange or that any trading market will develop for the Series A preferred shares or the rights.

Fees and Expenses

   Chart House will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the rights. Neither Chart House nor the subscription agent will pay such expenses.

Rights of Subscribers

   You will have no rights as a stockholder of Chart House with respect to the Series A Preferred shares you subscribe for or the shares of common stock into which those shares are convertible until certificates for those shares are issued to you. You will have no right to revoke your subscription after you deliver to the subscription agent a completed subscription certificate and payment.

Subscription Agent

   Chart House has appointed EquiServe as subscription agent for the Rights Offering. The subscription agent's address for packages sent by mail or overnight delivery is:

  By Mail:                  By Courier:
  EquiServe                 Equiserve
  Attn: Corporate Actions   Attn: Corporate Actions
  P. O. Box 43025           40 Camponelli Drive
  Providence, RI 02940      Braintree, MA 02184

   The Subscription Agent's telephone number is 781-843-4008, and its facsimile number is 781-843-4826. The Subscription Agent's telephone number to confirm receipt of facsimile transmissions is 781-843-4816.

   You should deliver your subscription certificate, payment of the subscription price and Notice of Guaranteed Delivery (if any) to the subscription agent.

   Chart House will pay the fees and expenses of the subscription agent, which
we estimate will total $         . We have also agreed to indemnify the
subscription agent from any liability which it may incur in connection with the Rights Offering.

No Board of Directors Recommendation

   Your decision whether to exercise your rights and invest in the Series A preferred shares must be made by you, based upon your own evaluation of your best interests. Accordingly, the Board of Directors does not make any recommendation to any rights holder regarding the exercise of his, her or its rights.

                           RELATED PARTY TRANSACTIONS

The Subordinated Loans

   We have entered into subordinated financing arrangements with the Standby Purchaser and another affiliate of both Samstock, our largest stockholder, and Samuel Zell, the Chairman of our Board of Directors. Pursuant to these arrangements, we borrowed $2,000,000 from EGI-Fund (00) Investors, L.L.C. and are permitted to borrow up to $11,000,000 from the Standby Purchaser. The outstanding principal balance of the loans from these entities as of March 23, 2001 was $4,677,100 and the remaining availability, after deducting the amount
of the letter of credit referred to below, was $            . The Subordinated
Loans are unsecured and are subordinated to amounts owing under the Fleet credit facility. They are also guaranteed by our subsidiaries. See "Recent Developments."

   Borrowings under the Subordinated Loan facilities have been used to pay outstanding amounts due to contractors and complete ongoing restaurant construction and maintenance expenditures, and for working capital purposes.

   The Subordinated Loans bear interest at the eurodollar rate (as determined in accordance with the Fleet credit facility) plus 16% and, if not sooner paid, are payable on the maturity date. Accrued but unpaid interest is added to the principal balance of the Notes as of each quarterly payment date. We also pay a fee of 12% per annum on the amount available to be borrowed from the Standby Purchaser, which for this purpose includes the issued but undrawn amount of a letter of credit in the amount of approximately $5.86 million (subsequently reduced to approximately $4.6 million) that has been issued, at the request of the Standby Purchaser, to one of our contractors. The loans mature on the earlier of March 31, 2005 and the closing of the Rights Offering, provided that up to $5,000,000 in amounts owing to the Standby Purchaser may remain outstanding following the closing.

   The Subordinated Loan facilities contain customary events of default, including, without limitation, a failure to pay principal when due, the occurrence of a bankruptcy or insolvency event, the occurrence of an event of default under the Fleet credit facility, or the failure of the guaranties to remain in full force and effect. In addition, the terms of the Subordinated Loans require us to conduct this Rights Offering (and to use the gross proceeds, in part, to repay the Subordinated Loans) and a failure to consummate the Rights Offering by June 30, 2001 will constitute an event of default.

The Standby Purchase Agreement

   The Standby Purchaser has entered into a standby purchase agreement with us, pursuant to which it has agreed to act as a standby purchaser of the Series A
preferred shares to ensure that $             in gross proceeds are raised. We
are required to use the gross proceeds of this offering, in part, to repay the Subordinated Loans described above. See "Use of Proceeds." Under the agreement, the Standby Purchaser is obligated to purchase all Series A preferred shares not subscribed for by other stockholders in this Rights Offering, including pursuant to any oversubscription privilege.

   The obligation of the Standby Purchaser to effect these purchases is subject to various conditions, including (1) our not having entered into certain sale or refinancing transactions described below, and (2) satisfaction of applicable legal and stock exchange requirements, among others. We cannot assure you that all of the conditions will be satisfied or waived.

   The purchase price of Series A preferred shares to be paid by the Standby Purchaser pursuant to the standby purchase agreement will be the subscription price offered to you. As of the date of this prospectus, we cannot determine the exact number of Series A preferred shares, if any, that will be required to be purchased under the standby commitment.

   The authorized number of directors comprising Chart House's Board of Directors is currently eight. Pursuant to the Standby Purchase Agreement, we have agreed that prior to the closing of the Rights Offering, we will not increase the number of directors on our Board of Directors beyond eight and the Standby Purchaser and its affiliates will have the right to designate a total of four of the eight directors. This number includes any directors that Samstock and its affiliates are permitted to designate under a Second Amended and Restated Standstill Agreement. Upon the closing of the Rights Offering, the Standby Purchaser will have the right to designate that number of directors that, together with the number of director designees to which Samstock and its affiliates are entitled, represents at least the percentage of the entire Board of Directors equal to the percentage of our outstanding common stock, on a fully diluted basis, held by the Standby Purchaser and its affiliates. Notwithstanding the foregoing, there will be a sufficient number of independent directors to satisfy SEC, New York Stock Exchange, Internal Revenue Service and other applicable requirements.

   Until the closing of the Rights Offering, we have agreed that, subject to satisfying the stockholder approval requirement under Section 312 of the New York Stock Exchange Listed Company Manual, if applicable, or obtaining a waiver of such requirement from the New York Stock Exchange, if any stockholder would beneficially own 20% or more of our outstanding common stock and, upon the closing, the Series A preferred shares on an as converted basis, the Standby Purchaser and its affiliates will have the right to purchase from us, at a reasonable price and upon other reasonable terms of sale to then be agreed upon in good faith, a sufficient amount of our common stock or other securities so that, after taking such amount of common stock or other securities into account, upon the closing, the Standby Purchaser and its affiliates will beneficially own more than 50% of our outstanding voting equity securities on a fully diluted basis.

   We have also agreed not to approve or consummate, prior to the closing of the Rights Offering, a "business combination" with any "interested stockholder" (as defined in our Certificate of Incorporation and Section 203 of the Delaware General Corporation Law) other than the Standby Purchaser and its affiliates, who becomes an interested stockholder after February 19, 2001 and before the closing of this Rights Offering, without the Standby Purchaser's prior written consent, provided, however, that this prohibition will not apply in certain specified circumstances subject to, among other things, our payment to the Standby Purchaser of a fee of $675,000. In addition, until the closing of this Rights Offering, we have agreed not to enter into a refinancing or recapitalization transaction in which the Standby Purchaser and its affiliates are not the source of funds, provided that this prohibition is subject to exceptions in certain circumstances and provided that we pay to the Standby Purchaser a fee of $810,000.

   As compensation for the Standby Purchaser's commitment under the standby purchase agreement we have agreed to pay to the Standby Purchaser a fee of $400,000 upon the closing of the Rights Offering.

   The Standby Purchaser has advised us that it will be acquiring the Series A preferred shares pursuant to the Standby Purchase Agreement for investment purposes and not with a view to their sale or distribution. We have granted to the Standby Purchaser certain rights to require us to register the Series A preferred shares (and the shares of common stock into which they are convertible) purchased by it in this offering or under the Standby Purchase Agreement. See "Description of Capital Stock--Registration Rights." Chart House and the Standby Purchaser have agreed to indemnify one another for certain liabilities under the securities laws.

Approval by Special Committee

   A Special Committee comprised of independent members of our Board of Directors has unanimously approved the Subordinated Loans and Standby Purchase Agreement described above. The Special Committee was advised by independent legal counsel and received a written opinion of Duff & Phelps LLC, its financial advisor, concerning the fairness of the Rights Offering. See "Determination of Subscription Price."

Other Transactions

   During 2000, the Company retained the services of Equity Group Investments, LLC, which provides financial advisory services to the Company and is affiliated with the Standby Purchaser and Mr. Zell. The Company believes that such services have been on terms no less favorable to the Company than could have been obtained with other independent parties. During 2000, fees payable to Equity Group Investments, LLC totaled $259,205, of which $196,405 has been paid.

   During 2000, the Company also retained Lettuce Entertain You Enterprises, Inc. as a consultant to evaluate the Company's business operations and restaurant concepts and develop new concepts and menu offerings. The Company paid Lettuce Entertain You Enterprises, Inc. a total of approximately $225,000 in fees and expenses during the year ended December 25, 2000. Mr. Ottmann, a director of the Company, is President and Chief Executive Officer and a minority shareholder of Lettuce Entertain You Enterprises, Inc.

   The Company also entered into an agreement with iDine Restaurant Group, Inc., an affiliate of Samstock and Mr. Zell, pursuant to which iDine Restaurant Group, Inc. advanced $1,100,000 to the Company in exchange for the Company's agreement to provide goods and services with a retail value of $2,200,000 to iDine members who dine at Chart House restaurants.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of Chart House consists of 30,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred
stock, par value $1.00 per share. As of              , 2001, we had
             shares of common stock outstanding held by approximately stockholders of record. Upon completion of this offering, assuming the maximum
number of rights are exercised, there will be outstanding (1)            shares
of our common stock (            shares if the Series A preferred shares are
fully converted into common stock), (2)              Series A preferred shares
(or no Series A preferred shares, if they are all immediately converted into
common stock), and (3) options to purchase             shares of common stock.

Common Stock

   Holders of our common stock are entitled to one vote per share held of record on matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board of Directors and to share ratably in the assets of Chart House legally available for distribution to stockholders in the event of liquidation, dissolution or winding-up of Chart House, subject to any preferences that may be applicable to any shares of our preferred stock, par value $1.00 per share, then outstanding. Holders of common stock have no subscription, redemption or conversion rights and, under Delaware law, no preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares. All outstanding shares of common stock are, and all shares of common stock to be issued in the future (assuming the issuance of such shares will have been duly authorized by Chart House and issued against receipt of the consideration approved by Chart House, which will be no less than the par value thereof) will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

   The Board of Directors has the authority, within the limitations and restrictions stated in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including the powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding common stock, without a vote of the holders of the preferred stock, or any series thereof, unless a vote of such holders is required pursuant to the resolutions establishing the series of preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock. See "Risk Factors--If you do not exercise all of your rights, your ownership interest in Chart House will be diluted" and "Risk Factors--Our Board of Directors may issue additional shares of preferred stock without stockholder approval."

Series A Preferred Shares

   The shares designated as Series A preferred shares will be senior convertible redeemable preferred stock.

   Conversion. Each whole share of Series A preferred stock is convertible into common stock at any time at the option of the holder at a conversion price of
$      subject to adjustment on customary terms to avoid dilution in the event of a stock split, recapitalization or other similar events or an issuance of common stock or equivalents below the conversion price then in effect. We will have the right to effect a conversion if the closing price of the common stock
at any time after the third anniversary of the Rights Offering exceeds $     ,
plus accrued and unpaid dividends, for thirty consecutive days in which 50,000 or more shares of common stock are traded on each such day and the average daily trading volume for such period is 100,000 shares, provided that we effect such conversion within 90 days thereafter. Holders of a majority of the outstanding Series A preferred shares also will have the right to require us to convert all outstanding Series A preferred shares at any time following the closing of this offering. The number of shares of common stock issuable upon any conversion will be determined by
dividing the sum of $     , plus accrued but unpaid dividends, by the Series A
conversion price then in effect.

   Dividends. As a holder of the Series A preferred shares you will be entitled
to receive dividends at the rate of $0.      per share per annum (subject to
adjustments), which is payable in cash to the extent we are not prohibited from making the cash payment by applicable law or under the Fleet credit facility or Subordinated Loan agreements, and the balance, if any, in additional Series A preferred shares (priced at the conversion price then in effect), all of which is payable semi-annually in arrears commencing upon issuance of the Series A preferred shares. Dividends will accrue (whether or not declared) from and including the issue date and will be cumulative from the date of issue. The Series A preferred shares also will be entitled to receive cash dividends on an as-converted basis equal to the common stock, if dividends are paid on common stock.

   Voting. Holders of the Series A preferred shares will vote together with the holders of the common stock on all matters which are submitted to a vote of the stockholders on the basis of one vote for each share of common stock issuable upon conversion of Series A preferred stock held of record by such holders. In addition, we may not, without the affirmative vote of the holders of at least two-thirds of the outstanding Series A preferred shares, amend any provision of our certificate of incorporation so as to affect adversely the preferences, special rights or privileges or voting powers of the Series A Preferred Shares.

   Liquidation or Company Sale. If we liquidate, dissolve or are wound up, consolidate or merge into or with any other entity or sell substantially all of our assets, or if a majority of our outstanding capital stock is sold in a transaction and, in the case of any such consolidation, merger or sale of assets, our stockholders immediately prior to such transaction own less than 50% of the voting securities of the surviving entity (in the case of a consolidation or merger) or the entity owning such assets (in the case of a sale of assets), then the holders of Series A preferred shares will be entitled
to receive, in the aggregate, the greater of (a) $    , plus all accrued but
unpaid dividends to such date, plus, if after such payments are made, there are any remaining assets and funds, they will be distributed to holders of the Series A Preferred and our other equity securities, ratably, on an as-converted basis; provided that the distributions to holders of the Series A Preferred will not exceed $4,000,000 in the aggregate, subject to reduction in certain circumstances; or (b) the amount determined by dividing (i) the total amount available for distribution, by (ii) the total number of outstanding shares of common stock, determined on an as-converted basis.

   Redemption. If at any time following the one year anniversary of the closing of this Rights Offering (i) we consummate an offering of equity securities which results in gross proceeds to us of an amount sufficient to pay-off in full our obligations under the Subordinated Loans and to pay the aggregate redemption price for the redemption described below, and (ii) the average of the high and low sales prices of our common stock on the date of the closing of the offering is not less than the conversion price then in effect, then we may elect to redeem all of the then outstanding Series A preferred shares at a
redemption price equal to $      multiplied by the applicable multiple set
forth below, plus accrued and unpaid dividends:

      Redemption Date on or before:                                     Multiple
      -----------------------------                                     --------
        July 1, 2003...................................................  1.50x
        July 1, 2004...................................................  1.85x
        July 1, 2005...................................................  2.25x
        July 1, 2006...................................................  2.75x
        July 1, 2007...................................................  3.40x

Options

   As of              , 2001 (1) options to purchase a total of
shares of common stock were outstanding, and (2) up to          additional
shares of common stock may be subject to options granted in the future under Chart House's 1996 Stock Option Plan.

Registration Rights

   Upon the completion of this Rights Offering, the holders of an aggregate of
at least             shares of common stock or securities exercisable for
common stock (up to a maximum of              shares of common stock or
securities exercisable for common stock) will be entitled to certain registration rights. These rights are provided under the terms of the Standby Purchase Agreement and the Second Amended and Restated Standstill Agreement among Chart House, Samstock and certain other parties named therein. The Second Amended and Restated Standstill Agreement provides for rights to require Chart House to file a shelf registration statement with respect to all registrable securities and to keep such registration statement effective until all registrable securities are sold or disposed of under the registration statement or to unaffiliated third parties. In January, 1998, Chart House filed a shelf registration statement covering 4,877,575 of these shares. Under the Standby Purchase Agreement, Chart House is obligated to file another shelf registration statement covering the Series A preferred shares purchased by the Standby Purchaser pursuant to such agreement and an indeterminate number of shares of common stock into which the Series A preferred shares may be exercisable from time to time within 60 days following the completion of this Rights Offering. Under the Standby Purchase Agreement, the Standby Purchaser also has certain demand registration rights, which permit it to require the Company to file a registration statement covering the Series A preferred shares purchased by the Standby Purchaser and the common stock into which its Series A preferred shares are convertible, and certain "piggyback" registration rights, which permit the Standby Purchaser to require the Company to register the Series A preferred shares purchased by the Standby Purchaser and the common stock into which its Series A preferred shares are convertible if the Company proposes in certain circumstances to register any of its securities in the future. Registration of shares of common stock pursuant to the rights granted in these agreements will result in such shares becoming freely tradeable without restriction under the Securities Act of 1933. All registration expenses incurred in connection with the above registrations will be borne by Chart House, except in certain circumstances in which the holders of registration rights withdraw a registration request, in which case, the holders will reimburse Chart House for its expenses.

Delaware Anti-takeover Law and Certain Charter Provisions

   Chart House is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the date such person became an interested stockholder unless:

  . the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made such an election);

  . the business combination was approved by the board of the corporation before the other party to the business combination became an interested stockholder;

  . upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in certain employee stock ownership plans);

  . following the transaction that made it an interested stockholder, the business combination is approved by the board of the corporation and ratified at a meeting of stockholders by at least two-thirds of the voting stock which the interested stockholder did not own; or

  . the stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divested itself of ownership of enough stock so that the stockholder is no longer an interested stockholder and (ii) the stockholder was not an interested stockholder within the three year period prior to the business combination that caused the stockholder to inadvertently become an interested stockholder.

   The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification of certain extraordinary transactions (i) involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and (ii) approved by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of Chart House.

   Additionally, provisions of our certificate of incorporation may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by you, our stockholders. The following summarizes these provisions.

   Supermajority Voting Provisions. Our certificate of incorporation requires the affirmative votes of (i) at least 66 2/3% of the voting power of Chart House entitled to vote generally in the election of directors, and (ii) more than 50% of the voting power of Chart House (excluding voting stock beneficially owned by an interested shareholder (defined as a holder of 20% or greater of the voting power of Chart House) or an affiliate), to approve certain business combinations with the interested shareholder or certain of its affiliates, unless the transaction is approved by a majority of continuing directors (as defined in the certificate of incorporation) or certain price and procedural requirements are met.

   Authorized But Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. We may use these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. This could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation of Liability and Indemnification

   The certificate of incorporation provides that Chart House's directors shall not be personally liable to Chart House or its stockholders for monetary damages for any breach of fiduciary duty as directors of Chart House, except:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for payments of dividends or approval of stock purchases or redemptions that are prohibited by the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

Transfer Agent

   EquiServe is the transfer agent and registrar for our common stock, and will also serve as subscription agent in connection with the Rights Offering.

Listing

   The common stock is listed on the New York Stock Exchange under the symbol "CHT." We intend to apply to list the Series A preferred shares and the rights offered hereby on the New York Stock Exchange. If either or both of these applications are not approved, we intend to make arrangements to have the affected securities traded in the over-the-counter market. No assurances can be given that the Series A preferred shares or the rights will be approved for listing on the New York Stock Exchange or that any trading market will develop for the Series A preferred shares or the rights. No assurance can be given that the common stock will continue to be listed on the New York Stock Exchange. See "Risk Factors--The listing of our common stock on the New York Stock Exchange is not assured."

                              PLAN OF DISTRIBUTION

   The Series A preferred shares offered in this rights offering are being offered by Chart House directly to holders of its common stock.

   Chart House will pay the fees and expenses of EquiServe, as subscription agent, and also has agreed to indemnify the subscription agent from any liability which it may incur in connection with the rights offering, including liabilities under the Securities Act.

   On or about              , 2001, we will distribute the rights and copies of
this prospectus to individuals who owned shares of common stock on
             , 2001. If you wish to exercise your rights and purchase Series A preferred shares, you should complete, date and sign the subscription certificate and return it, together with payment for the shares, prior to the
expiration time to the subscription agent at the address on page   . See "The
Rights Offering--Exercise of Rights." Your subscription rights are transferable. See "The Rights Offering--Transferability of Rights." If you have any questions concerning the procedure for exercising your rights and subscribing for Series A preferred shares, you should contact the subscription agent.

   To guarantee to Chart House gross proceeds of $           from this Rights
Offering, the Standby Purchaser has entered into a standby purchase agreement. Under that agreement, the Standby Purchaser is obligated to purchase from Chart House all Series A preferred shares offered by this prospectus not subscribed for by other stockholders in this rights offering, including pursuant to any oversubscription privilege, to ensure that all Series A preferred shares offered hereby are sold.

   As compensation for the Standby Purchaser's commitment under the standby purchase agreement, we have agreed to pay to the Standby Purchaser a fee of $400,000 upon the closing of the Rights Offering.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following summarizes material United States federal income tax considerations of the Rights Offering to holders of common stock. This summary is not a complete discussion of all federal income tax consequences of the Rights Offering and addresses only the income tax consequences applicable to you if you are one of the following:

  . an individual citizen or resident of the United States;

  . a corporation created or organized in or under the laws of the United
    States or any of its political subdivisions; or

  . an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

   In particular, this summary may not address the federal income tax consequences applicable to you if you are a person subject to special treatment under United States federal income tax law, such as a dealer or trader in securities or currencies, a financial institution or other stockholder that treats income in respect of our common stock as financial services income, a life insurance company, a tax-exempt entity, a stockholder that holds our common stock as a part of a straddle or conversion transaction or other arrangement involving more than one position or that hedges against currency risks in respect of our common stock, a stockholder that has a principal place of business or "tax home" outside the United States, or a stockholder whose "functional currency" is not the United States dollar.

   The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this prospectus; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. In addition, this summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of common stock and the rights and Series A preferred shares issued to you as part of the Rights Offering constitute capital assets.

   This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the Rights Offering in light of your particular circumstances, including any state, local and foreign tax consequences.

The Rights

 Receipt of the Rights

   You will not recognize any gain or other income upon the receipt of the rights. Your tax basis in the right will be determined by allocating the tax basis of your common stock on which the right is distributed between the common stock and the right, in proportion to their relative fair market values on the date of distribution of the right. However, if the fair market value of your rights is less than 15 percent of the fair market value of your existing shares of common stock, then the tax basis of each right will be deemed to be zero and the tax basis of the common stock will be unchanged, unless you elect to allocate tax basis to your rights by attaching an election statement to your federal income tax return for the tax year in which the rights are issued. The foregoing basis determination rules will apply only if the rights are exercised or sold. If you allow a right to expire, it will be treated as having no tax basis.

 Expiration, Exercise or Sale of the Rights

   You will not recognize any loss upon the expiration of a right because no basis is allocated to a right if it is allowed to expire. You generally will not recognize a gain or loss on the exercise of a right. The tax basis of a Series A preferred share that you acquire through the exercise of a right will equal the sum of your tax basis, if any, in the right exercised and the amount paid for the share. The holding period of a share of Series A preferred stock acquired through the Rights Offering will begin on the date that you exercise your right. You will generally recognize capital gain or loss on the sale of a right, measured by the difference between the amount realized on the sale of the right and the basis allocated to the right. The holding period of a right includes the holding period of the common stock on which the right is distributed. Thus, any gain or loss recognized on the sale of a right will be long-term capital gain or loss if you have held the common stock for more than one year.

Series A Preferred Shares

 Distributions

   You will recognize ordinary dividend income upon the receipt of a cash distribution on your Series A preferred shares to the extent of Chart House's current and accumulated earnings and profits. A cash distribution in excess of Chart House's current and accumulated earnings and profits will constitute a nontaxable return of capital to the extent of the tax basis in your Series A preferred shares and thereafter will constitute capital gain. You will not recognize any income in the event that dividends are paid by the issuance of additional Series A preferred shares. You will not be treated as having received a distribution with respect to any accrued dividends until the accrued dividends are actually paid, in which case they would then be taxable in the same manner described in this paragraph.

 Special Rules for Dividends to Corporate Stockholders

   The discussion under this sub-heading applies to you only if you are a corporation holding our common stock.

   If you are a corporation, then distributions that we pay to you, to the extent of Chart House's current and accumulated earnings and profits, generally will be eligible for the dividends received deduction in Section 243 of the Code, subject to the exceptions and restrictions contained in Sections 246(c), 246A and 1059 of the Code. Section 246(c) of the Code will disallow the dividends received deduction in its entirety if (i) you do not hold the Series A preferred shares for a period of more than 45 days during the 90 day period beginning on the date that is 45 days before the date on which you become entitled to receive each dividend on the Series A preferred shares, or (ii) if you do not hold the Series A preferred shares for a period of more than 90 days during the 180 day period beginning on the date that is 90 days before the date on which you became entitled to receive the dividend on the Series A preferred shares if such dividend is attributable to a period or periods aggregating more than 366 days, or (iii) you are under an obligation to make related payments with respect to positions in substantially similar or related property. Section 246(c)(4) of the Code provides that you may not count toward this minimum holding period any period in which you have diminished your risk of loss with respect to the Series A preferred shares through certain options, contracts to sell, short sales or other similar transactions. Section 246A of the Code contains the "debt-financed portfolio stock' rules, under which the dividends received deduction could be reduced to the extent that you incur indebtedness directly attributable to your investment in the Series A preferred shares.

   Under Section 1059 of the Code, you will be required to reduce (but not below zero) your tax basis in the Series A preferred shares by the "nontaxed portion" of any "extraordinary dividend," if you have not held the Series A preferred shares for more than two years before the earliest of the dates on which we have declared, announced, or agreed to, the amount or payment of the dividend. You will be treated as recognizing gain from the sale of stock to the extent, if any, that the nontaxed portion of an extraordinary dividend exceeds your tax basis in the Series A preferred shares. Generally, the "nontaxed portion" of an extraordinary dividend is the amount excluded from income by operation of the dividends received deduction. In the case of the Series A preferred shares, an "extraordinary dividend" generally will be any dividend that (i) equals or exceeds five percent of your tax basis in the Series A preferred shares, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20 percent of your tax basis in the Series A preferred shares, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the Series A preferred shares is an extraordinary dividend, you may elect to substitute the fair market value of the stock as of the day before the ex-dividend date for your tax basis, provided that the fair market value is established to the satisfaction of the Internal Revenue Service. Apart from the foregoing rules, an extraordinary dividend also will include any amount treated as a dividend in the case of a redemption of Series A preferred shares that either is not pro rata as to all Chart House stockholders or is in partial liquidation of Chart House, regardless of the stockholder's holding period and regardless of the size of the dividend.

   Special rules exist under Section 1059 for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock that (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time that the holder acquires the stock. With respect to your Series A preferred shares, the portion of a preferred dividend that is actually paid may meet the definition of a qualified preferred dividend, but the portion of the preferred dividend that is unpaid and accrued, or a dividend that is paid as a result of a distribution on the common stock, would not meet the definition of a qualified preferred dividend. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return on such stock exceeds 15 percent. Section 1059 does not apply to qualified preferred dividends if a corporate stockholder holds the underlying stock for more than five years. If the stockholder disposes of the underlying stock before that stock has been held for more than five years, then, in general, the amount subject to extraordinary dividend treatment will be limited to the excess, if any, of the qualified preferred dividends actually paid on the stock over the qualified preferred dividends that would have been paid on the basis of the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (i) the stockholder's tax basis in the stock or (ii) the liquidation preference of the stock.

Conversion of Series A preferred shares

   You generally will not recognize gain or loss on the conversion of Series A preferred shares for shares of common stock, except that (i) you will be treated as having received a constructive distribution in an amount equal to the fair market value of any shares of common stock attributable to dividend arrearages, which will be taxed according to discussion above under "-- Distributions," and, (ii) with respect to any cash received in lieu of fractional shares of common stock, you will be treated as if we had redeemed the fractional shares according

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                         Chart House Enterprises, Inc.

                                   Subscription Rights

                           Shares of Series A Preferred Stock

                                 Shares of Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

               Subject to Completion, dated                , 2001

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission fee............................... $  2,848
New York Stock Exchange listing fee..................................         *
Printing and engraving fees..........................................         *
Accountant's fees and expenses.......................................         *
Legal fees and expenses..............................................         *
Standby purchase fee.................................................  400,000
Miscellaneous........................... ............................         *
                                                                      --------
Total................................................................ $       *
                                                                      ========

--------
*  To be completed by amendment.

Item 15. Indemnification of Officers and Directors.

   Subsection (a) of Section 145 of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

   Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

   Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

   Article Eight of the Chart House's Amended and Restated By-Laws, which are an exhibit to this prospectus and incorporated herein by reference, provide in effect for the indemnification by Chart House of each director and officer of Chart House to the fullest extent permitted by the DGCL.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

  Exhibit
  Number   Description of Exhibit                               Page/Reference
  -------  ----------------------                               --------------
   1.1     Standby Purchase Agreement by and between Chart
           House Enterprises, Inc. and
           EGI-Fund (01) Investors, L.L.C.

   2.1     Asset Purchase Agreement by and among Chart House
           Acquisition, Inc., Diamond Jim's Steak House,
           L.L.C., Howard Levine, Richard Wolf, Marc Packer
           and, solely for purposes of Section 8.16, the
           Company dated as of March 17, 1999.                        10

   3.1     (1) Restated Certificate of Incorporation of the
           Company, as amended.                                        1

           (2) Certificate of Amendment of Restated
           Certificate of Incorporation of the Company.                2

   3.2     Amended and Restated Bylaws of the Company.                 1

   3.3     Certificate of Designations of the Series A
           Preferred Stock.

   4.1     Specimen Common Stock Certificate.                          2

  *4.2     Specimen Series A Preferred Stock Certificate.

  *4.3     Form of Subscription Agent Agreement between Chart
           House Enterprises, Inc. and EquiServe Trust
           Company, N.A.

  *5.1     Opinion of Seyfarth Shaw.

  10.1     (1) Registration Rights Agreement dated November
           27, 1985 among the Company and its stockholders.            1

           (2) First Amendment to Registration Rights
           Agreement dated as of April 28, 1986.                       1

           (3) Second Amendment to Registration Rights
           Agreement dated as of April 21, 1987.                       1

           (4) Third Amendment to Registration Rights
           Agreement dated as of September 6, 1989.                    3

  10.2     Executive Benefit and Wealth Accumulation Plan of
           the Company, effective January 27, 1986.                    1

  10.3     1989 Non-Qualified Stock Option Plan of the
           Company.                                                    2

           (a) Form of 1989 Non-Qualified Stock Option Plan
           Agreement.                                                  2

  10.4     1992 Stock Option Plan.                                     4

           (a) Form of 1992 Stock Option Plan Agreement.               4

  10.5     Chart House Enterprises, Inc. Severance Pay Plan
           dated June 10, 1999.                                       14

  10.5.1   First Amendment to Chart House Enterprises, Inc.
           Severance Pay Plan dated as of December 9, 1999.           14

  10.5.2   Second Amendment to Chart House Enterprises
           Severance Pay Plan dated as of
           August 2, 2000.                                            13

--------
*   To be filed by amendment.

  Exhibit
  Number   Description of Exhibit                                Page/Reference
  -------  ----------------------                                --------------
  10.6     Stock Purchase and Sale Agreement dated as of March
           10, 1997 among the Company, Chart House Investors,
           L.L.C. and Alpha/ZFT Partnership.                            6

  10.7     Chart House Enterprises, Inc. Amended and Restated
           Standstill Agreement dated October 1, 1997.                  7

  10.7.1   Second Amended and Restated Standstill Agreement
           dated March 31, 1999.                                       14

  10.8     1996 Stock Option Plan.                                      8

           (a) Form of 1996 Stock Option Plan Agreement.                8

  10.9     1996 Nonemployee Director Stock Compensation Plan.           8

  10.9.1   2000 Nonemployee Director Equity Compensation Plan.         11

  10.10    Corporate Management Bonus Compensation Plan dated
           January 1, 1997.                                             8

  10.11    1998 Employee Stock Purchase Plan.                           9

  10.12    Asset Purchase Agreement dated September 29, 1998
           by and among Crestone Group, L.L.C., Solana Beach
           Baking Company, and the Company.                            10

  10.13    Stock Purchase Agreement dated October 22, 1998 by
           and among Inwood Investors Partnership, L.P., the
           Company, Metropolitan Life Insurance Company,
           Michael C. Jolley, Kirby Gorton, and Luther's
           Acquisition Corp.                                           10

  10.14    Revolving Credit and Term Loan Agreement, Dated as
           of April 26, 1999 among the Company, Chart House,
           Inc., BankBoston, N.A., as Agent, and BancBoston
           Robertson Stephens Inc., as Arranger.                       14

  10.15    Amendment Agreement No. 9 to that certain Revolving
           Credit and Term Loan Agreement dated as of December
           24, 2000                                                    15

  10.16    Sale-Leaseback Agreement dated June 23, 2000
           between CH Restaurant Property, L.L.C. and Chart
           House Inc.                                                  12

  10.17    Master Lease Agreement dated June 23, 2000 between
           CH Restaurant Property, L.L.C. and Chart House,
           Inc.                                                        12

  10.18    Amended and Restated Subordinated Promissory Note
           and Guaranty dated February 20, 2001 between Chart
           House, Inc. and EGI Fund (00) Investors, L.L.C.             15

  10.19    Amended and Restated Guaranty dated February 20,
           2001 by several subsidiaries of the Company in
           favor of EGI Fund (00) Investors, L.L.C.                    15

  10.20    Second Amended and Restated Subordination Agreement
           dated as of February 20, 2001 among Fleet National
           Bank, EGI-Fund (00) Investors, L.L.C., and Chart
           House, Inc.                                                 15

  10.21    Amended and Restated Subordinated Promissory Note
           and Guaranty dated February 20, 2001 between Chart
           House, Inc. and EGI Fund (01) Investors, L.L.C.             15

  10.22    Amended and Restated Guaranty dated February 20,
           2001 by several subsidiaries of the Company in
           favor of EGI Fund (01) Investors, L.L.C.                    15

  10.23    Amended and Restated Subordination Agreement dated
           as of February 20, 2001 among Fleet National Bank,
           EGI-Fund (01) Investors, LLC, and Chart House, Inc.         15

  12.1     Calculations of Earnings to Fixed Charges.

  13.1     Annual Report to Stockholders for the year ended
           December 25, 2000.                                          15

  23.1     Consent of Seyfarth Shaw (included in Exhibit 5.1).

--------
*   To be filed by amendment.

  Exhibit
  Number   Description of Exhibit                                Page/Reference
  -------  ----------------------                                --------------
  23.2     Consent of Arthur Andersen.

  24.1     Power of attorney.

 *99.1     Form of subscription certificate.

 *99.2 Form of Instructions to Stockholders as to use of subscription.

 *99.3 Form of Notice of Guaranteed Delivery for subscription certificates.

 *99.4     Form of letter of Securities Dealers, Commercial
           Banks, Brokers, Trust Companies and Other Nominees.

 *99.5     Form of Broker client letter.

 *99.6 Form of Special Notice to holders of Common Stock of Chart House Enterprises, Inc. whose addresses are outside the United States.

 *99.7     Form of Nominee Holder Certification Form.

--------
*  To be filed by amendment.

REFERENCES--DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

   (1) Filed as an exhibit to the Company's Registration Statement on Form S-1 dated August 27, 1987 or amendments thereto dated October 6, 1987 and October 14, 1987 (Registration No. 33-16795).

   (2) Filed as an exhibit to the Company's Registration Statement on Form S-1 dated July 20, 1989 or amendment thereto dated August 25, 1989 (Registration No. 33-30089).

   (3) Filed as an exhibit to Form 10-K for the fiscal year ended December 31, 1989.

   (4) Filed as an exhibit to Form 10-K for the fiscal year ended December 31, 1991.

   (5) Filed as an exhibit to Form 10-Q for the quarterly period ended April 1, 1996.

   (6) Filed as an exhibit to Form 10-Q for the quarterly period ended March 31, 1997.

   (7) Filed as Exhibit 2.1 to Amendment No. 4 to a Schedule 13D of Chart House Investors, L.L.C. dated as of October 7, 1997.

   (8) Filed as an exhibit to Form 10-K for the fiscal year ended December 30, 1996.

   (9) Filed as an exhibit to Form S-8 dated December 14, 1998.

   (10) Filed as an exhibit to Form 10-K for the fiscal year ended December 28, 1998.

   (11) Filed as Exhibit A to the Proxy Statement for the Annual Meeting of Stockholders held on May 15, 2000.

   (12) Filed as an exhibit to Form 10-Q for the quarterly period ended June 26, 2000.

   (13) Filed as an exhibit to Form 10-Q for the quarterly period ended September 25, 2000.

   (14) Filed as an exhibit to Form 10-K for the fiscal year ended December 27, 1999.

   (15) Filed as an exhibit to Form 10-K for the fiscal year ended December 25, 2000.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes

   A. (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   C. (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, state of Illinois on this 27th day of March, 2001.

                                          Chart House Enterprises, Inc.

                                                 /s/ Thomas J. Walters
                                          By: _________________________________
                                                     Thomas J. Walters
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----
     /s/ Thomas J. Walters           President and Chief             March 27, 2001
____________________________________  Executive Officer
         Thomas J. Walters            (Principal Executive
                                      Officer), Director


       /s/ Nancy Kresek*             Chief Financial Officer         March 27, 2001
____________________________________  (Principal Financial and
            Nancy Kresek              Accounting Officer)

        /s/ Samuel Zell*             Chairman of the Board           March 27, 2001
____________________________________
            Samuel Zell

                                     Director                                , 2001
____________________________________
          Barbara R. Allen

/s/ William M. Diefenderfer III*     Director                        March 27, 2001
____________________________________
    William M. Diefenderfer III

     /s/ Jeffrey D. Klein*           Director                        March 27, 2001
____________________________________
          Jeffrey D. Klein

    /s/ Robert A. McCormack*         Director                        March 27, 2001
____________________________________
        Robert A. McCormack

      /s/ Stephen Ottmann*           Director                        March 27, 2001
____________________________________
          Stephen Ottmann

    /s/ Linda Walker Bynoe*          Director                        March 27, 2001
____________________________________
         Linda Walker Bynoe


--------
*  By Thomas J. Walters, attorney-in-fact.

                                 EXHIBIT INDEX

 Exhibit
   No.     Description of Exhibit                                               Page/Reference
 -------   ----------------------                                               --------------
   1.1     Standby Purchase Agreement by and between Chart House Enterprises,
           Inc. and EGI-Fund (01) Investors, L.L.C.

   2.1     Asset Purchase Agreement by and among Chart House Acquisition, Inc.,
           Diamond Jim's Steak House, L.L.C., Howard Levine, Richard Wolf, Marc
           Packer and, solely for purposes of Section 8.16, the Company dated
           as of March 17, 1999.                                                      10

   3.1     (1) Restated Certificate of Incorporation of the Company, as
           amended.                                                                   1

           (2) Certificate of Amendment of Restated Certificate of
           Incorporation of the Company.                                              2

   3.2     Amended and Restated Bylaws of the Company.                                1

   3.3     Certificate of Designations of the Series A Preferred Stock.

   4.1     Specimen Common Stock Certificate.                                         2

  *4.2     Specimen Series A Preferred Stock Certificate.

  *4.3     Form of Subscription Agent Agreement between Chart House
           Enterprises, Inc. and EquiServe Trust Company, N.A.

  *5.1     Opinion of Seyfarth Shaw.

  10.1     (1) Registration Rights Agreement dated November 27, 1985 among the
           Company and its stockholders.                                              1

           (2) First Amendment to Registration Rights Agreement dated as of
           April 28, 1986.                                                            1

           (3) Second Amendment to Registration Rights Agreement dated as of
           April 21, 1987.                                                            1

           (4) Third Amendment to Registration Rights Agreement dated as of
           September 6, 1989.                                                         3

  10.2     Executive Benefit and Wealth Accumulation Plan of the Company,
           effective January 27, 1986.                                                1

  10.3     1989 Non-Qualified Stock Option Plan of the Company.                       2

           (a) Form of 1989 Non-Qualified Stock Option Plan Agreement.                2

  10.4     1992 Stock Option Plan.                                                    4

           (a) Form of 1992 Stock Option Plan Agreement.                              4

  10.5     Chart House Enterprises, Inc. Severance Pay Plan dated June 10,
           1999.                                                                      14

  10.5.1   First Amendment to Chart House Enterprises, Inc. Severance Pay Plan
           dated as of December 9, 1999.                                              14

  10.5.2   Second Amendment to Chart House Enterprises Severance Pay Plan dated
           as of August 2, 2000.                                                      13

  10.6     Stock Purchase and Sale Agreement dated as of March 10, 1997 among the Company, Chart House Investors, L.L.C. and Alpha/ZFT
           Partnership.                                                               6

  10.7     Chart House Enterprises, Inc. Amended and Restated Standstill
           Agreement dated October 1, 1997.                                           7

--------
*   To be filed by amendment.

 Exhibit
   No.     Description of Exhibit                                               Page/Reference
 -------   ----------------------                                               --------------
  10.7.1   Second Amended and Restated Standstill Agreement dated March 31,
           1999.                                                                      14

  10.8     1996 Stock Option Plan.                                                    8

           (a) Form of 1996 Stock Option Plan Agreement.                              8

  10.9     1996 Nonemployee Director Stock Compensation Plan.                         8

  10.9.1   2000 Nonemployee Director Equity Compensation Plan.                        11

  10.10    Corporate Management Bonus Compensation Plan dated January 1, 1997.        8

  10.11    1998 Employee Stock Purchase Plan.                                         9

  10.12    Asset Purchase Agreement dated September 29, 1998 by and among
           Crestone Group, L.L.C., Solana Beach Baking Company, and the
           Company.                                                                   10

  10.13    Stock Purchase Agreement dated October 22, 1998 by and among Inwood
           Investors Partnership, L.P., the Company, Metropolitan Life
           Insurance Company, Michael C. Jolley, Kirby Gorton, and Luther's
           Acquisition Corp.                                                          10

  10.14    Revolving Credit and Term Loan Agreement, Dated as of April 26, 1999
           among the Company, Chart House, Inc., BankBoston, N.A., as Agent,
           and BancBoston Robertson Stephens Inc., as Arranger.                       14

  10.15    Amendment Agreement No. 9 to that certain Revolving Credit and Term
           Loan Agreement dated as of December 24, 2000                               15

  10.16    Sale-Leaseback Agreement dated June 23, 2000 between CH Restaurant
           Property, L.L.C. and Chart House Inc.                                      12

  10.17    Master Lease Agreement dated June 23, 2000 between CH Restaurant
           Property, L.L.C. and Chart House, Inc.                                     12

  10.18    Amended and Restated Subordinated Promissory Note and Guaranty dated
           February 20, 2001 between Chart House, Inc. and EGI Fund (00)
           Investors, L.L.C.                                                          15

  10.19    Amended and Restated Guaranty dated February 20, 2001 by several subsidiaries of the Company in favor of EGI Fund (00) Investors,
           L.L.C.                                                                     15

  10.20    Second Amended and Restated Subordination Agreement dated as of
           February 20, 2001 among Fleet National Bank, EGI-Fund (00)
           Investors, L.L.C., and Chart House, Inc.                                   15

  10.21    Amended and Restated Subordinated Promissory Note and Guaranty dated
           February 20, 2001 between Chart House, Inc. and EGI Fund (01)
           Investors, L.L.C.                                                          15

  10.22    Amended and Restated Guaranty dated February 20, 2001 by several subsidiaries of the Company in favor of EGI Fund (01) Investors,
           L.L.C.                                                                     15

  10.23    Amended and Restated Subordination Agreement dated as of February
           20, 2001 among Fleet National Bank, EGI-Fund (01) Investors, LLC,
           and Chart House, Inc.                                                      15

  12.1     Calculations of Earnings to Fixed Charges.

  13.1     Annual Report to Stockholders for the year ended December 25, 2000.        15

  23.1     Consent of Seyfarth Shaw (included in Exhibit 5.1).

  23.2     Consent of Arthur Andersen.

  24.1     Power of attorney.

--------
*   To be filed by amendment.

 Exhibit
   No.     Description of Exhibit                                               Page/Reference
 -------   ----------------------                                               --------------
 *99.1     Form of subscription certificate.

 *99.2     Form of Instructions to Stockholders as to use of subscription.

 *99.3     Form of Notice of Guaranteed Delivery for subscription certificates.

 *99.4     Form of letter of Securities Dealers, Commercial Banks, Brokers,
           Trust Companies and Other Nominees.

 *99.5     Form of Broker client letter.

 *99.6     Form of Special Notice to holders of Common Stock of Chart House
           Enterprises, Inc. whose addresses are outside the United States.

 *99.7     Form of Nominee Holder Certification Form.

--------
*  To be filed by amendment.

    REFERENCES--DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

   (1) Filed as an exhibit to the Company's Registration Statement on Form S-1 dated August 27, 1987 or amendments thereto dated October 6, 1987 and October 14, 1987 (Registration No. 33-16795).

   (2) Filed as an exhibit to the Company's Registration Statement on Form S-1 dated July 20, 1989 or amendment thereto dated August 25, 1989 (Registration No. 33-30089).

   (3) Filed as an exhibit to Form 10-K for the fiscal year ended December 31, 1989.

   (4) Filed as an exhibit to Form 10-K for the fiscal year ended December 31, 1991.

   (5) Filed as an exhibit to Form 10-Q for the quarterly period ended April 1, 1996.

   (6) Filed as an exhibit to Form 10-Q for the quarterly period ended March 31, 1997.

   (7) Filed as Exhibit 2.1 to Amendment No. 4 to a Schedule 13D of Chart House Investors, L.L.C. dated as of October 7, 1997.

   (8) Filed as an exhibit to Form 10-K for the fiscal year ended December 30, 1996.

   (9) Filed as an exhibit to Form S-8 dated December 14, 1998.

   (10) Filed as an exhibit to Form 10-K for the fiscal year ended December 28, 1998.

   (11) Filed as Exhibit A to the Proxy Statement for the Annual Meeting of Stockholders held on May 15, 2000.

   (12) Filed as an exhibit to Form 10-Q for the quarterly period ended June 26, 2000.

   (13) Filed as an exhibit to Form 10-Q for the quarterly period ended September 25, 2000.

   (14) Filed as an exhibit to Form 10-K for the fiscal year ended December 27, 1999.

   (15) Filed as an exhibit to Form 10-K for the fiscal year ended December 25, 2000.